Supplemental Materials

(To Be Viewed in Combination With Starboard Investor Presentation Filed on February 28, 2022)

March 2022

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in any fund, account or investment vehicle managed by Starboard Value LP ("Starboard") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Starboard, and are based on publicly available information with respect to Huntsman Corporation ("Huntsman" or the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the company with the Securities and Exchange Commission ("SEC"), and other sources.

Starboard has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Starboard and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Starboard shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Starboard that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Starboard believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Starboard reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Starboard disclaims any obligation to update the information contained herein.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Starboard's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

We Believe Huntsman's Willingness to Deceive Both Shareholders and the Board Highlights an Urgent Need For Change

In its recent investor presentation, we believe Huntsman Corporation ("Huntsman" of the "Company") makes numerous disingenuous and misleading claims to shareholders. If management is willing to mislead shareholders, we believe management may also be willing to mislead the Board. Huntsman NEEDS directors that are experienced and independent enough to hold management accountable.

Huntsman Is Willing to Mislead Shareholders On the Following
Investor Day Promises
Financial Underperformance
Governance and Compensation
Share Price Underperformance
Starboard and its Nominees

CHANGE IS NECESSARY

Huntsman has proven it is are more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

We believe management's willingness to mislead its board and shareholders further emphasizes the dire need for change.

Source: Public company filings, presentations, and transcripts.

We Believe Huntsman's Recent Presentation Contains Numerous Lies and Disingenuous Claims

Huntsman recently released an investor presentation with highly misleading claims that we will address in this presentation for the benefit of all shareholders.

	Highly Misleading Claims	Reality
Failed Shareholder Commitments	Claims to have achieved the 2016 Investor Day promises and only barely missed the 2018 Investor Day promises	Huntsman FAILED to deliver on promises to shareholders over three consecutive investor days and has now tried to obscure its record through deceptive practices and misleading analyses
Poor Capital Allocation	Claims to have turned around Textile Effects	Acquired Textile Effects as a healthy business in 2006, not in 2011 as claimed. Has failed to achieve $150 million EBITDA target for over 15 years. This was a FAILURE, not a turnaround.
Governance and Compensation	Claims to have undergone a multi-year refreshment process; claims pay is aligned to performance	Huntsman added directors to an entrenched Board but DID NOT refresh legacy directors; the Company has a FAILING GRADE on pay-for-performance
Financial Underperformance	Claims to have transformed portfolio and enhanced margins	Huntsman's business segments have not changed meaningfully since IPO; margins HAVE NOT been enhanced and have deteriorated relative to peers over time
Share Price Underperformance	Claims to have track record of delivering strong value for shareholders	Huntsman DOES NOT have a track record of shareholder value creation and has UNDERPERFORMED both peers and the market across nearly all measurable time periods
Starboard's Past Investments	Disingenuous claims about GCP Applied Technologies ("GCP")	Starboard drove significant changes at GCP to improve governance, compensation, strategy, and financial performance; actions led to meaningful shareholder value creation despite challenging macro environment
Starboard and Its Nominees	Claims Starboard and its nominees do not have relevant industry experience	Starboard and its nominees have a proven track record of creating shareholder value, and has extensive and highly relevant expertise in the chemicals industry

Please do not be fooled by Huntsman's many misleading, revisionist, and disingenuous claims!

Source: Public company filings, presentations, and transcripts.

Beware: Huntsman Has a History of Inconsistency When Selecting Peers to Benchmark Performance

As detailed in Starboard's presentation filed on February 28, 2022, Huntsman utilizes two significantly different peer sets to benchmark performance and compensation, while also changing its Performance Peers every year.

Performance Peers(1) | Proxy Peers(1)


Albemarle
Ashland Global Holdings
Clariant AG
Covestro AG
Dow Inc
H.B. Fuller Co
Kraton
Lanxess
Celanese
Eastman
Air Products & Chemicals
Avery Dennison
Chemours
Ecolab Inc
LyondellBasell Industries
Mosaic Company
Olin
PPG Industries
RPM International Inc
Sealed Air
Sherwin-Williams
Westlake Chemical

Company also frequently changes Performance Peers every year!

We believe Huntsman has a pattern of picking different peer sets to fit its desired narrative.

Source: Public company filings. (1) Performance Peers and Proxy Peers as detailed in the Company's 2021 Proxy. Please see the Appendix for a more fulsome discussion of peers used in this presentation.

Huntsman Has Also Now Introduced Even More Peer Sets to Seemingly Fit Its Narrative and Obscure Poor Performance

In its latest shareholder presentation, we believe Huntsman is attempting to fool shareholders by cherry-picking "peers" to fit its narrative. There is seemingly no consistency or logic as to how peers are chosen.

An Overview of the Many Inconsistent Peer Sets Huntsman Uses to Benchmark Performance

			March 2022 Investor Presentation	
	Performance Peers (2021 Proxy)	Performance Peers (2022 Proxy)	Total Shareholder Return ("TSR")(1)	SG&A Expense Benchmarking(2)
Albemarle	✓	✗	✗	✗
Ashland	✓	✓	✗	✗
BASF	✗	✗	✗	✓
Carlisle	✗	✗	✗	✓
Celanese	✓	✓	✓	✓
Clariant	✓	✓	✗	✗
Covestro	✓	✓	✓	✓
Dow Inc	✓	✓	✗	✓
Eastman	✓	✓	✓	✓
Evonik	✗	✓	✗	✓
H.B. Fuller	✓	✓	✗	✓
Kraton	✓	✗	✗	✗
Lanxess	✓	✓	✓	✓
Trinseo	✗	✓	✗	✗

Huntsman seems to be cherry-picking its peers in an attempt to fool shareholders into believing its false narrative

We believe shareholders should be wary of Huntsman's highly misleading and arbitrary peer comparisons.

Please see the Appendix for a more fulsome discussion of peers used in this presentation. Source: Public company filings. (1) Referenced on page 23 of the Company's shareholder presentation dated March 2, 2022. (2) Referenced on page 12 of the Company's shareholder presentation dated March 2, 2022.

1. Failed Shareholder Commitments

Huntsman FAILED to Deliver on the 2017 Adjusted EBITDA Target Promised at Its 2016 Investor Day

At its 2016 Investor Day, Huntsman promised shareholders it would reach $1.3 billion of Adjusted EBITDA by 2017. However, Huntsman ultimately FAILED to deliver on its promise to shareholders, MISSING the target by 11%.

2017 Adjusted EBITDA Target v. Actual Reported Results

($ in millions)



Huntsman MISSED its 2017 Adjusted EBITDA target by 11%
$1,300
$28
$1,272
$1,134
Original 2017 Adjusted EBITDA Target
Sale of European Surfactants Business in 2016
Pro Forma 2017 Adjusted EBITDA Target
Actual 2017 Adjusted EBITDA (Excl. MDI Commodity Price Spike)

Huntsman FAILED to deliver on its 2016 Investor Day target by a substantial margin.

Source: Public company filings, presentations, and transcripts.

Huntsman Now Falsely Claims to Have Achieved Its Adjusted EBITDA Target by Pretending It Had Different Businesses in 2017

Huntsman falsely claims to have beat its 2017 Adjusted EBITDA target set at the 2016 Investor Day. To justify this narrative, the Company is not only pretending that it had a different product portfolio in 2017, but also pretending it had a different Adjusted EBITDA target than what was presented to shareholders at the time.

$896 million is a FICTITIOUS NUMBER that the Company has NEVER been presented as a target to shareholders

Excerpt From Huntsman Investor Presentation



Huntsman exceeded the 2016 Investor Day target on its portfolio of continuing businesses
$896
$915
$1,040
2017 Target Adj. EBITDA(1)
2017 Pro Forma Adj. EBITDA(2) (Excluding MDI Spike)
2017 Pro Forma Adj. EBITDA(3) (Including MDI Spike)

Huntsman is arbitrarily excluding the Chemical Intermediates business which was a core part of the Company's portfolio in 2017.

Huntsman is playing make-believe and crafting a deceptive narrative based on a fictitious portfolio.

After FAILING to deliver on its 2016 Investor Day Adjusted EBITDA target, Huntsman is now attempting to rewrite history by claiming that its hypothetical portfolio of businesses would have beat a make-believe Adjusted EBITDA target. We find these claims highly disingenuous and misleading.

Source: Public company filings.

Huntsman's False Claim Relies On Rewriting History to Pretend It Had a Different Portfolio Mix in 2017

The Company is pretending it exceeded its 2017 Adjusted EBITDA target by making a highly misleading comparison to a hypothetical Huntsman. The REAL Huntsman FAILED to deliver on its promises.

Adjusted EBITDA Target Manipulation

($ in millions)


$1,272
$376
$896
Arbitrarily removed a business that was part of Huntsman in 2017
Adjusted 2017 Adjusted EBITDA Target
New FICTIONAL 2017 Adjusted EBITDA Target

Adjusted EBITDA Results Manipulation

($ in millions)


$1,134
$219
$915
Arbitrarily removed a business that was part of Huntsman in 2017
Actual 2017 Adjusted EBITDA
New FICTIONAL 2017 Adjusted EBITDA

Transparent attempt to rewrite history and exclude underperforming businesses in order to fit its narrative.
CHANGE IS NECESSARY!

Huntsman has manipulated targets and results to fit its misleading narrative.

Source: Public company filings.

Again, To Be Clear, Huntsman FAILED to Deliver on Its 2017 Adjusted EBITDA Target

In 2017, the REAL Huntsman, which included the Chemical Intermediates business, FAILED to deliver on its 2016 Investor Day Adjusted EBITDA promise to shareholders.

2017 Adjusted EBITDA Target v. Actuals

($ in millions)


Huntsman MISSED its 2017 Adjusted EBITDA target by 11%
$1,300
$28
$1,272
$1,134
Original 2017 Adjusted EBITDA Target
Sale of European Surfactants Business in 2016
Pro Forma 2017 Adjusted EBITDA Target
Actual 2017 Adjusted EBITDA (Excl. MDI Commodity Price Spike)

Huntsman FAILED to deliver on its 2016 Investor Day target. The Company cannot now claim otherwise by pretending that it had a different set of businesses in 2017. Huntsman's current narrative is a fiction and a shameless attempt to rewrite history based on a hypothetical portfolio of assets that does not reflect reality.

Source: Public company filings, presentations, and transcripts.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman FAILED to achieve its 2017 Adjusted EBITDA Target.	Huntsman claims otherwise by misleadingly excluding a business that was not sold until several years later.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees to hold management accountable.

Source: Public company filings

Huntsman Also Failed to Execute on ALL Its 2018 Investor Day Promises to Shareholders

In its 2018 Investor Day, the Company expressed confidence that it could improve its share price to ~$60 per share by 2020. The Company ultimately FAILED to deliver on its commitment.(1)

2018 Investor Day Goal	Improve Share Price to ~$60 per Share by 2020(1)	FAILED

	Value Creation Lever	Description	Per Share Impact	Result?
A	Grow Adjusted EBITDA	The Company targeted a 10% CAGR from 2017 through 2020	~$11 / share	FAILED
B	Monetize Remaining Stake in Venator Materials PLC ("Venator")	In 2017, Huntsman spun-off its TiO2 business into a separately-traded public company named Venator, but retained a 53% stake in the entity estimated to be worth ~$1 billion	~$4 / share	FAILED
C	Generate Free Cash Flow	Generate $1.7 billion of cumulative free cash flow between 2018 and 2020	~$5 / share	FAILED
D	Multiple Re-Rating	The Company believed that executing on the above three value creation levers would help Huntsman improve its valuation multiple	~$7 / share	FAILED

Huntsman failed to achieve its 2018 Investor Day share price improvement goal.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

However, Huntsman Now Deceitfully Claims to Have Almost Achieved Its 2018 Investor Day Adjusted EBITDA Target

Huntsman claims to have almost met its 2018 Investor Day target by extending the timeline to achieve (i.e. from 2020 to 2021) and by including contributions from acquired businesses.

Excerpt From Huntsman Investor Presentation



Huntsman was within ~1% of the 2018 Investor Day target, despite the pandemic, by 2021
$1,362
$1,343
2020 Target Adj. EBITDA(4)
2021 Actual Adj. EBITDA
Two different years!

1st Mistake: 2020 Target v. 2021 Actuals

- Huntsman is making a false comparison by comparing a 2020 Adjusted EBITDA target with 2021 performance.
- **At its 2018 Investor Day, Huntsman had promised to grow Adjusted EBITDA by 10% organically through 2020.**
- The 2020 target was not a dollar target, it was based on a 10% CAGR.
- As a result, a proper 2021 comparison should have increased the 2020 target by a further 10%. This would have implied a 2021 Adjusted EBITDA goal of $1.5 billion, significantly more than what Huntsman was able to achieve in 2021.

2nd Mistake: Organic Target v. Inorganic Actuals

- Huntsman incorrectly compares an organic Adjusted EBITDA target with an inorganic Adjusted EBITDA result.
- When setting its Adjusted EBITDA target in 2018, the Company had clearly stated that its target was meant to include ONLY organic growth. (see next page)
- Huntsman seems to be including the benefit of inorganic Adjusted EBITDA in its 2021 Actual figure.
- Excluding acquired EBITDA, we believe Huntsman would again have clearly missed its 2018 Investor Day target.

We believe Huntsman's claims of beating its 2020 Adjusted EBITDA target is blatantly misleading and false.

Source: Public company filings.

Again, to Be Clear, In 2018 Huntsman Promised Investors Adjusted EBITDA Would Grow 10% Per Year ORGANICALLY

At the 2018 Investor Day, Huntsman committed to 10% organic Adjusted EBITDA growth with "no additional M&A" through 2020.

Excerpt From 2018 Investor Day



Strong Earnings Growth
Adj. EBITDA
$ in millions
>10% CAGR '17 adj-'20
$1,160
$997
$1,259
$1,184
$1,405
>$1,600
2015
2016
2017
2017 adj (1)
1Q18 LTM
2020
Adj. Earnings per Share
Teen+ CAGR '17-'20
$2.24
$1.47
$2.48
$2.98
2015
2016
2017
1Q18 LTM
2020
(1) 2017 pro forma adjusted to exclude $125M short-term spike in component MDI pricing and for $50M impact from Hurricane Harvey
Hypothetical Assumptions
Based only on organic growth
No additional M&A
Current share count – no share repurchases included
Unused cash, including Venator proceeds, used to reduce debt
Effective adj. tax rate of 23%-25%

Huntsman promised organic annual Adjusted EBITDA growth of 10% from 2018 – 2020.

Source: Public company filings, presentations, and transcripts.

However, Huntsman Is Now Attempting to Deceive Investors By Including M&A to Claim It Achieved an Organic Target

At the 2018 Investor Day, Huntsman clearly promised investors it would achieve Adjusted EBITDA growth of 10% per year without relying on M&A. The Company is now attempting to include positive contribution from M&A in Adjusted EBITDA in order to fool shareholders into believing the Company almost achieved its target.

Bridge From Reported 2021 Adjusted EBITDA to Organic 2021 Adjusted EBITDA

($ in millions)



Adjustments to exclude the impact of M&A since 2018 Investor Day
$1,343
$48
$63
$19
$1,251
'21 Adj. EBITDA Incl. M&A
Icynene (1)
CVC / Gabriel (2)
DIY India Sale (3)
'21 Adj. EBITDA Excl. M&A

We believe Huntsman is deliberately including the positive impact of M&A in order to overstate its 2021 Adjusted EBITDA results by $92 million, in order to fool shareholders into believing its FALSE narrative of almost having achieved its 2018 Investor Day target.

Source: Public company filings. (1) Based upon $350 million purchase price and 10x purchase multiple per the Q4 2019 investor call. In additional, allocated 50% of Huntsman Building Solutions synergies delivered to date (per 2021 Investor Day). (2) $53 million of pre-synergy EBITDA per the 2021 Investor day plus $10 million of synergies realized to date per the Q2 2021 investor call. (3) Per the 2021 Investor Day.

Even When Extending the Analysis to 2021, Huntsman <u>STILL FAILED</u> to Deliver on Its 2018 Investor Day Target

We believe Huntsman is making a fundamentally flawed comparison to claim it nearly achieved its 2018 Investor Day target. Huntsman is understating its Adjusted EBITDA target while overstating its actual Adjusted EBITDA.

Adjusted EBITDA Target Bridge From 2020 to 2021

($ in millions)


$1,362
$136
$1,498
'20 Adj. EBITDA Target
Additional Year of 10% Growth
Implied '21 Adj. EBITDA Target

Bridge to 2021 Organic Adjusted EBITDA

($ in millions)


Adjustments to exclude the impact of M&A since 2018 Investor Day
$1,343
$48
$63
$19
$1,251
'21 Adj. EBITDA Incl. M&A
Icynene(1)
CVC / Gabriel(2)
DIY India Sale(3)
'21 Adj. EBITDA Excl. M&A

We believe an apples-to-apples comparison reveals that the Company <u>MISSED</u> its 2018 Investor Day Adjusted EBITDA target by <u>18%</u>

Huntsman is making a highly disingenuous comparison to claim it delivered on its 2018 Investor Day target.

Source: Public company filings. (1) Based upon $350 million purchase price and 10x purchase multiple per the Q4 2019 investor call. In additional, allocated 50% of Huntsman Building Solutions synergies delivered to date (per 2021 Investor Day). (2) $53 million of pre-synergy EBITDA per the 2021 Investor day plus $10 million of synergies realized to date per the Q2 2021 investor call. (3) Per the 2021 Investor Day.

In Fact, the Company Was Expected to Significantly MISS Its 2018 Investor Day Target Even Before the Pandemic

We believe shareholders should be asking whether the Company was expected to deliver on its 2018 Investor Day target prior to the pandemic. The answer is a resounding NO. At the end of 2019, Wall Street analysts expected the Company's 2020 Adjusted EBITDA target to MISS its target by ~$470 million. We believe it is clear that the Company FAILED to deliver on its 2018 Investor Day promise.

Adjusted EBITDA vs. 2018 Investor Day Target[(1)]


($ in millions)
Wall Street analysts estimated Adjusted EBITDA be ~35% BELOW the Company's initial 2018 Investor Day target(2)
$1,362
Non-Recurring Commodity Price Spike(3)
Normalized Adj. EBITDA
$1,040
$125
$915
$1,161
$80
$1,081
$846
$895
Investor Day Adj. EBITDA Target For FY 2020 (2)
2017
2018
2019
2020 Consensus Est. at Dec 31, 2019 (Pre-COVID)

Even prior to the global pandemic, Wall Street analysts believed Huntsman would FAIL to deliver on its 2018 Investor Day target. We believe the Company's attempts to retroactively revise its promises and obfuscate the truth in order to mislead shareholders is highly disingenuous.

Source: CapitalIQ, Public company filings and presentations, Wall Street consensus. (1) Adjusted EBITDA pro forma for the sale of Huntsman's Chemical Intermediates business. (2) 2020 target as disclosed in the Company's March 2022 presentation to shareholders. (3) $125 million commodity price spike in 2017 per page 4 of the Company's Q4 2017 earnings presentation. $80 million commodity price spike in 2018 per Q1 to Q3 2018 earnings presentations.

Again, In Addition to Adjusted EBITDA, Huntsman Failed to Execute on ALL 2018 Investor Day Promises

In its 2018 Investor Day, the Company and expressed confidence that it could improve its share price to ~$60 per share by 2020. The Company ultimately FAILED to deliver on its commitment.(1)

2018 Investor Day Goal	Improve Share Price to ~$60 per Share by 2020(1)	FAILED

Value Creation Lever	Description	Per Share Impact	Result?
A Grow Adjusted EBITDA	The Company targeted a 10% CAGR from 2017 through 2020	~$11 / share	FAILED
B Monetize Remaining Stake in Venator Materials PLC ("Venator")	In 2017, Huntsman spun-off its TiO2 business into a separately-traded public company named Venator, but retained a 53% stake in the entity estimated to be worth ~$1 billion	~$4 / share	FAILED
C Generate Free Cash Flow	Generate $1.7 billion of cumulative free cash flow between 2018 and 2020	~$5 / share	FAILED
D Multiple Re-Rating	The Company believed that executing on the above three value creation levers would help Huntsman improve its valuation multiple	~$7 / share	FAILED

Huntsman failed to achieve its 2018 Investor Day share price improvement goal.

See Section 4 for additional detail. Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

We Believe Management's Willingness to Mislead Its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman FAILED to achieve its 2018 Investor Day Adjusted EBITDA Target by a wide margin.	Huntsman claims to have almost achieved its target by (i) comparing 2021 results to a 2020 target and (ii) including M&A in results despite initially stating that its target was organic and excluded M&A.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings

Huntsman Also Failed to Execute on Its 2014 Investor Day Promise (Which Is Conveniently Ignored by the Company)

At the 2014 Investor Day, the Company targeted achieving $2.0 billion of Adjusted EBITDA by 2016, and not only FAILED to achieve its initial target, but Adjusted EBITDA actually declined in each year following 2014, meaning the Company made no progress towards its goal.

Company Expectations (2014 Investor Day)



Near Term Earnings Target
Well Positioned Portfolio With Meaningful Upside To Earnings
Adjusted EBITDA in millions
$1.2B
$111
$16
$131
$403
$740
$(188)
2013
~$115
~$60
~$45
~$100
~$135
~$(10)
$2.0B
$350
$225
$75
$175
$500
$875
$(200)
2-3 Years
ROC Performance Additives & TiO2
Pigments
Strong #2 global player in TiO2 and color pigments
Feedstock advantaged to TiO2 cycle
Sufficient critical mass for optionality
Textile Effects
Technologically superior product offering
Advanced Materials
Attractive aerospace exposure (~30% of Adj. EBITDA)
Performance Products
Improving amines margins
Investing in amines growth and feedstock advantaged intermediates
Polyurethanes
Continued 7-8% MDI demand growth
High RONA PO/MTBE business
Corporate & Other
10
HUNTSMAN
Company Overview

Actual Results Significantly Below Expectations

($ in millions)



44% BELOW Target
$2,000
$1,495
25% Decline
$1,221
$1,127
FY 2016 Target
(2014 Investor Day)
2014(1)
2015
2016
Actual Results

The Company made no progress towards its $2.0 billion Adjusted EBITDA target between 2014 and 2016.

See Section 4 for additional detail. Source: Public company filings and presentations. (1) Pro forma for acquisition of Rockwood's Performance Additives and Titanium Dioxide business, Adjusted EBITDA reflects contribution from the Rockwood asset as if it had been acquired on January 1, 2014.

Again, This Is a Company That Is Quick to Make Promises But Never Seems to Deliver

The Company hosted three investor days prior to 2021 – one in 2014, 2016, and 2018. At each investor day, the Company repeatedly made commitments to shareholders but ultimately failed to deliver.

Summary of Past Investor Day Commitments and Actual Results

Investor Day	Commitment	Achieved?
March 2014	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years.	FAILED
March 2016	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017.	FAILED
May 2018	Improve share price to ~$60 per share by 2020.(1)	FAILED

Huntsman made new promises at three consecutive investor days, and each time, failed to deliver.

Source: Public company filings, presentations, and transcripts, CapitalIQ. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

In November 2021, Huntsman Hosted Yet Another Investor Day and Made Even More Promises to Shareholders

In November 2021, the Company hosted an Investor Day, again committed to improving financial performance, and expressed confidence that the Company would finally be able to deliver on its commitments.

"**We're very excited, and I feel more confident today than I ever have about the future.** I know that's something that everybody always says. But why do I feel that, I feel that because we have more control of these issues…there are going to be headwinds here and there. **But what we can control, what we're focused on as a company, and what we're able to do, I think, puts us in a unique opportunity to further transform this business.**"

Peter Huntsman, Chairman, President & CEO
November 2021

Excerpt From 2021 Investor Day Presentation



Financial Overview
A Compelling Investment Opportunity
Upvalue Portfolio & Continued Margin Expansion
Balanced Capital Allocation & Financial Discipline
Competitive Dividend & Continuation of Our Share Buyback Program
Strong Cash Generation Focus on Shareholder Value Creation
HUNTSMAN
Enriching lives through innovation
Key Financial Targets
Polyurethanes $875M – $950M(1)
Performance Products $360M – $380M
Advanced Materials $225M – $240M
Textile Effects $100M – $110M
Corporate ($190M)
2022 Adj. EBITDA ~$1.4B
2022 Adj. EBITDA Margin ~17%
Free Cash Flow Conversion 40%+
Beyond 2022, Margin Targets 18% - 20%
2021 Huntsman Investor Day 78

The Company is promising to improve Adjusted EBITDA margins to 18 – 20% and consistently deliver an Adjusted EBITDA to FCF Conversion of >40%

The Company is again making commitments to shareholders that it will meaningfully improve performance.

Source: Public company filings, presentations, and transcripts. Note: Quotes are underlined and bolded for emphasis.

Huntsman Claims Its Promises Are Credible, Yet the "Evidence" It Cites Seems to Refute Its Own Claim

Huntsman claims it has credibility with shareholders and Wall Street analysts, yet its own "evidence" demonstrates the market does not believe the Company will achieve its latest set of promises.

Excerpt from Huntsman Investor Deck



2.C
Market Reaction To Investor Day And Subsequent Announcements Demonstrate Huntsman's Credibility
Announced Share Repurchases, Aggressive Targets, New Incentive Compensation Plan to Drive Execution, Strategic Review of Textile Effects, Q4 Earnings Beat, and Q1 '22 Guidance Above Consensus
Share price outperformed S&P500 by 28.2%(1)
Consensus price target rose to $46 a share (2/2022) from $27 (12/2020)
Analysts are bullish
HUN up to Buy
"We find merit in HUN's argument, particularly in polyurethanes, that it has improved its portfolio by exiting the PO/MTBE assets and focusing on more downstream applications such as the spray foam insulation markets versus the more commodity polymeric MDI markets. Despite the portfolio upgrading effort, a valuation gain has been elusive even though HUN's results do empirically demonstrate more stability than its more commodity-centric peers."
December 2021
Goldman Sachs
Solid Print into Investor Day
"We came away more positive on buybacks; we think Huntsman highlighted some interesting technology opportunities and the company laid out EBITDA/FCF targets that imply a materially higher 2024 earnings number than Bloomberg consensus. Which gets us back to the quote: the market is currently discounting the potential for Huntsman to achieve these goals. Current valuation is too cheap for that quality of performance."
November 2021
BARCLAYS
$44 Price Target with Estimated 24% Upside
"We prefer HUN into 2022 given the company's already-announced share repurchase program into 2022 (minimum ~$300M, or ~4% of market cap) as well as the margin expansion the company should see in 2022E (~100bps Y/Y). We believe the combination of synergies, cost reductions, and ramp up of share repurchases should allow the company to trade at a more favorable multiple."
UBS
January 2022
Source: FactSet as of February 25, 2022.
(1) Represents period from November 9, 2021 to February 25, 2022 on market-adjusted basis relative to S&P 500. Calculated as excess returns relative to S&P 500 based on Huntsman's 5-year adjusted beta of 1.20.

"Despite the portfolio upgrading effort, a valuation gain has been elusive"

"the market is currently discounting the potential for Huntsman to achieve these goals."

The market is discounting Huntsman <u>precisely *because* the Company lacks credibility!</u>

Huntsman's own "evidence" demonstrates that the Company lacks credibility with shareholders.

Source: Public company filings and Wall Street research.

Wall Street Consensus Agrees: Huntsman Does Not Have Credibility On Its Latest Investor Day Promises

We believe Wall Street consensus estimates suggest a high degree of skepticism regarding the Company's 2021 Investor Day targets as estimated Adjusted EBITDA margins continue to be well below the low-end of the Company's targeted range.

"For some cynics in Chemicals who have more grey hairs than ourselves, they've sat through previous HUN investor days that also felt compelling but ultimately didn't translate into results. There are a number of (fair) reasons for management to believe that "now is different" (upgraded portfolio, much cleaner balance sheet), **but that is the historical challenge the stock is facing: Convincing the incremental buyer that this time is different.** We think the setup into 2022-23 could be interesting if we get a few more good results on the board, but **execution will be the ultimate determinant.**"

Barclays
November 2021

Huntsman 2021 Investor Day Adjusted EBITDA Margin Target versus Consensus Estimates(1)



2021 Investor Day Adjusted EBITDA Target Range
20%
18%
Wall Street Consensus Estimates
16.2%
16.6%
16.7%
2022E
2023E
2024E

Wall Street consensus estimates for Adjusted EBITDA margins are WELL BELOW the Company's targeted range

There seems to be significant skepticism among Wall Street analysts that Huntsman will achieve its targets.

Source: Public company filings, transcripts, and presentations, Wall Street consensus. Note: Quotes are underlined and bolded for emphasis. (1) Wall Street consensus estimates as of February 25, 2022.

After Years of Failure, Why Should Shareholders Believe the Company's Promises Will Finally Be Fulfilled?

The Company has already fooled shareholders three times since 2014 – why will this time be different?

Investor Day	Commitment	Achieved?	
2014 Investor Day	Achieve $2.0 billion of Adjusted EBITDA over the next 2 – 3 years	✗	Fooled Shareholders <u>ONCE</u>…
2016 Investor Day	Achieve $1.3 billion of Adjusted EBITDA in the core business by 2017	✗	Fooled Shareholders <u>TWICE</u>…
2018 Investor Day	Achieve 10% Adjusted EBITDA CAGR through 2020 and improve share price to ~$60 per share by 2020[(1)]	✗	Fooled Shareholders <u>THREE TIMES</u>…

The definition of insanity is doing the same thing over and over again and expecting different results!

Without change and significantly greater oversight, shareholders will end up incredibly disappointed again.

Source: Public company filings, presentations, and transcripts. (1) The Company's closing share price on the day prior to the 2018 Investor Day was $32.02. The Company committed to improving share price by at least $27 per share by 2020, which implied a 2020 target share price of approximately $60 per share by December 31, 2020.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman's latest investor day promises are not credible given long track record of failing to deliver.	Huntsman claims otherwise by ignoring consensus estimates and selectively citing research reports.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings.

2. Poor Capital Allocation

We Believe Huntsman Is Attempting to Deceive Shareholders By Suggesting It Turned Around Textile Effects

We believe Huntsman is using an arbitrary and highly misleading date to falsely portray a turnaround. The Company acquired Textile Effects in 2006 when it was generating $92 million of Adjusted EBITDA, NOT in 2011 as the Company's presentation seems to suggest!

Huntsman Is Trying to Fool Shareholders into Believing the Company Fixed Textile Effects…



1.A Transformed Textile Effects Business Now Primed For Value-Maximizing Sale
Focused on Value Creation Potential Before Turning to Value Maximization
Business represented significant opportunity to create shareholder value
Reoriented business to provide and capture value through differentiated products and Huntsman's technical service team:
Bottom-sliced low-margin, non-differentiated customers to focus on value over volume
2/3 of portfolio now based on sustainable solutions
Textile Effects' technology enables a 50% reduction in water and energy use during textile processing
Significant investments to optimize assets:
Implemented $120MM restructuring plan
Relocated business from Europe to Asia
Rationalized manufacturing and sales footprint
Timing is Critical to Value Maximization
(Adj. EBITDA, $MM)
$97
($64)
2011
2021
Announced review of strategic alternatives on December 28, 2021

…The Reality Is That Huntsman Acquired and Destroyed a Healthy Textile Effects Business



($ in millions)
Huntsman oversaw a $156 million DECLINE
$92
$80
$65
($10)
($56)
$15
($64)
Acquired in July 2006
2005 (1)
2006 (2)
2007
2008
2009
2010
2011

Textile Effects was a healthy business that was purchased in 2006, NOT in 2011. Huntsman then mismanaged the business and subsequently spent years trying to fix the problems it created

We believe Huntsman is using an arbitrary date to falsely portray Textile Effects as a turnaround. This is a LIE. Huntsman acquired the business in 2006 when it had $92 million of Adj. EBITDA. This was NOT a turnaround.

Source: Public company filings and presentations. (1) Per press release at time of acquisition announcement. (2) Acquisition of Textile Effects was completed on July, 3, 2006. In December 2006, management commented that the business had a run-rate Adjusted EBITDA of $75 - $85 million. $80 million represents the midpoint.

The Reality Is That Textile Effects Was Acquired in 2006 With $92 Million of Adjusted EBITDA

In 2006, Huntsman acquired a manufacturer of textile dyes and chemicals from Ciba Specialty Chemicals that had $1 billion of revenue and $92 million of Adjusted EBITDA.

Huntsman Announced the Acquisition of Textile Effects in February 2006

Huntsman to purchase Ciba Textile Effects business

Feb 20, 2006

Acquisition Will Expand Differentiated Products Portfolio

The Woodlands, TX – Peter R. Huntsman, President and CEO of Huntsman Corporation (NYSE: HUN), announced today that the company has entered into a definitive agreement to acquire the global Textile Effects business of Ciba Specialty Chemicals Inc. for CHF 332 ($253 million).

Headquartered in Basel, Switzerland, the Textile Effects business manufactures a broad range of chemical and dye products that enhance the performance properties and color of finished textiles and materials. It serves over 10,000 customers located in 80 countries and is the leading global supplier of comprehensive solutions for the textile industry. The business has approximately 4,200 employees and operates eleven primary manufacturing facilities located in eight countries.

The Textile Effects business had 2005 revenues of approximately CHF 1.3 billion ($1 billion) which represents approximately 17% of Ciba's total 2005 revenues. The business had 2005 EBITDA of approximately CHF 115 million ($92 million).

When Huntsman first acquired Textile Effects in 2006, the business was healthy and profitable, with $92 million of Adjusted EBITDA, and strong growth prospects.

Source: Public company filings and press releases.

Textile Effects Was Pitched to Shareholders As a "High Return Growth Project" and "Immediately Accretive" to Earnings

Huntsman promised shareholders that Textile Effects would have an immediate positive impact on the Company's financial performance, and was consistent with the Company's strategy to expand its downstream capabilities.

Huntsman Told Shareholders That Textile Effects Would Be a "High Return Growth Project"

Huntsman to purchase Ciba Textile Effects business

Feb 20, 2006

Mr. Huntsman commented, "The Textile Effects acquisition will compliment our existing formulation businesses and provide our Performance Products segment with new downstream technology and marketing platforms. It is consistent with our corporate strategy to continue to expand our differentiated segments through high return growth projects. We believe the global demand for textile solutions will continue to grow, and there remain significant opportunities for the existing Textile Effects management team and Huntsman to continue to restructure this business to meet the changing demands of the marketplace. We also see considerable supply chain and commercial synergies with our existing businesses, which we are confident, will significantly enhance Huntsman's position in select markets. In addition, with approximately CHF 450 million ($360 million) in revenues in Asia, Textile Effects will compliment our continued expansion in this region. We are looking forward with great anticipation to making Textile Effects an integral part of our differentiated business portfolio."

Mr. Huntsman said the acquisition will be immediately accretive to Huntsman's earnings per share and should add approximately $0.30 per share to the company's annual earnings by 2008 when the business is fully integrated and restructuring activities are completed.

The Company expected Textile Effects to be "an integral part of [its] differentiated business portfolio."

Source: Public company filings and press releases.

Textile Effects Was Even Expected to Improve Profitability by 70% Post-Acquisition to $150 Million

The Company was so optimistic about Textile Effects that it even promised shareholders Adjusted EBITDA would improve ~70% to $150 million <u>WITHIN TWO YEARS</u> of acquisition. Unfortunately, over the past fifteen years, this promise has never been fulfilled.

The Company Promised to Increase Textile Effects Adjusted EBITDA by ~70% to $150 Million

"…we announced the acquisition of Ciba's textile effects business. This was an acquisition of roughly $255 million with an $88 million LTM EBITDA. **<u>It is our objective over the course of the next two years to invest about $100 million into that textile effects business, and we believe we can get that EBITDA up to about 15%, 16% of sales; increase that EBITDA from its present rate of about $90 million run rate, upwards of about $150 million run rate.</u>**"

FAILED

Peter Huntsman, President & CEO
September 2006

($ in millions)



Company conveniently picks low point as the start of its analysis, while ignoring the significant value destruction over the preceding years
Adjusted EBITDA Target at Acquisition: $150 million by 2008
$92
$80
$65
($10)
($56)
$15
($64)
($22)
$16
$58
$63
$73
$83
$101
$84
$42
$97
Acquired in July 2006
2005(1)
2006(2)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

The Company acquired Textile Effects as a healthy business, broke it, failed to deliver on its promises of improved profitability, yet is now attempting to take credit for a turnaround that should never have been needed.

Source: Public company filings, presentations, and transcripts. Note: Quotes are underlined and bolded for emphasis. (1) Per press release at time of acquisition announcement. (2) Acquisition of Textile Effects was completed on July, 3, 2006. In December 2006, management commented that the business had a run-rate Adjusted EBITDA of $75 - $85 million. $80 million represents the midpoint.

Over 16 Years, Huntsman Failed to Execute on Its Promise to Improve Adjusted EBITDA to $150 Million

Huntsman is using an arbitrary and highly misleading date to falsely portray a turnaround. The Company acquired Textile Effects in mid-2006 when the business had been generating $92 million of Adjusted EBITDA, proceeded to destroy value through poor execution over the next five years, and completely failed in its promise to increase Adjusted EBITDA to $150 million.

Historical Adjusted EBITDA for Huntsman's Textile Effects Business



($ in millions)
Adjusted EBITDA Target at Acquisition: $150 million by 2008
$92
$80
$65
($10)
($56)
$15
($64)
($22)
$16
$58
$63
$73
$83
$101
$84
$42
$97
Huntsman oversaw a $156 million DECLINE in Adjusted EBITDA
Acquired in July 2006
Company conveniently picks the 2011 low point as the start of its analysis to seemingly deceive shareholders
2005(1)
2006(2)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
After 16 years, Textile Effects is finally generating a similar level of Adjusted EBITDA as at acquisition. This is NOT what success looks like!

Huntsman did not create value at Textile Effects. In fact, Adjusted EBITDA has only finally recovered to its original state after 16 years.

Source: Public company filings and presentations. (1) Per press release at time of acquisition announcement. (2) Acquisition of Textile Effects was completed on July, 3, 2006. In December 2006, management commented that the business had a run-rate Adjusted EBITDA of $75 - $85 million. $80 million represents the midpoint.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman acquired the business in 2006 when it had $92 million of Adj. EBITDA not in 2011 like the Company claims. In addition, the Company completely failed to achieve its promised $150 million of Adjusted EBITDA. This was a failure, not a turnaround.	Huntsman claims otherwise by arbitrarily selecting 2011 as a starting point despite having acquired the business 5 years earlier.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings.

At Its 2018 Investor Day, the Company Promised to Monetize Its REMAINING 53% Interest in Venator for ~$1 Billion

In May 2018, when Huntsman hosted its 2018 Investor Day, the Company owned a 53% stake in Venator. The Company promised shareholders that it would monetize this REMAINING 53% stake for ~$1 billion.

Huntsman CLEARLY Promises to Monetize Its REMAINING Stake in Venator for ~$1 Billion

"So again, I know that some are very anxious that we hold those shares. Others, very anxious that we sell those shares or swap those shares and so forth. **We've got a very close handle on that, and it is our objective to be able to monetize those shares this year and. And to bring in another, at least, $1 billion into the company and into the cash flow of the company.**"

Peter Huntsman, Chairman, President & CEO
May 2018

The Company CLEARLY promises shareholders that its Venator stake will be monetized for ~$1 BILLION



Significant Value Creation Upside
Dollars per share
Remaining Venator interest (~$1 billion)
3 years EBITDA growth
FCF of $1.7 billion less 3 years of dividends
For each 1.0x turn on $1.6 billion EBITDA
~$4
~$11
~$5
~$20
~$7
>$27
Venator Proceeds
Organic EBITDA Growth
Free Cash Flow
Organic Upside
For each 1x rerating
Total Potential Value Creation
>$27 per Share in Potential Value Creation
25
HUNTSMAN
Company Overview

Huntsman CLEARLY promised it would monetize its REMAINING stake in Venator for ~$1 BILLION.

Source: Public company filings, presentations, and transcripts, CapitalIQ. Note: Quotes are underlined and bolded for emphasis.

The Company **FAILED** to Deliver on Its Promise and Instead Disposed of Venator At "Fire Sale" Prices for **ONLY** $140 Million

Instead of fulfilling its promise to sell its 53% stake in Venator for ~$1 billion, the Company FAILED to deliver on its promise and realized ONLY $140 million in proceeds after conducting a "fire sale."

Venator Historical Stock Price Chart(1)



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Aug-17
Feb-18
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
Feb-22
$2.25
May 23, 2018
($18.42/share)
Makes commitment at Investor Day to monetize remaining 53% stake in Venator for over $1.0 billion
August 7, 2018
($12.87/share)
Comments at investor conference that Huntsman will not "fire sale" Venator shares
December 3, 2018
($5.28/share)
Sells 4% stake in Venator for $19 million and deconsolidates from Huntsman financials
May 16, 2019
($5.07/share)
Comments at investor conference that Huntsman won't sell shares of Venator until its stock price is "significantly higher"
Huntsman monetized 4% of its Venator shares in 2019 in order to deconsolidate Venator results, but the lion's share was sold at significantly lower prices
August 28, 2020
($1.99/share)
Announces sale of its remaining ownership to SK Capital for $100 million (i.e. ~$2.15 per share) with a 30-month option for SK Capital to purchase Huntsman's remaining shares in Venator for ~$20 million (i.e. $2.15 per share)(3)

Huntsman committed to monetizing its Venator stake for over $1.0 billion, but ultimately received ONLY $140 million after conducting a "fire sale" in 2020.(2)

Source: CapitalIQ, public company filings, transcripts, and press releases. (1) Stock price shown from August 3, 2017, the date of Venator's IPO, through February 25, 2022. (2) Huntsman received only $140 million for its Venator stake. $140 million calculated as $100 million cash payment from SK Capital, plus $20 million assuming SK Capital exercises its call options for 9.5 million shares at $2.15 per share, plus $20 million in sale process from Huntsman's 4% Venator stake sold December 3, 2018 in order to deconsolidate the business. (3) The $100 million SK Capital paid to Huntsman on August 28, 2020 was divided into two parts, ~$91 million for 42.4 million shares, and $8 million for the option to purchase Huntsman's remaining stake at $2.15 per share. As a result, while SK Capital paid ~$100 million to Huntsman, the per share value paid for the 42.4 million shares transacted is $2.15 per share.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman conducted a "fire sale" of its 53% stake in Venator, and received only $140 million in proceeds, which was $860 MILLION LESS than the $1 billion that the Company had promised shareholders.	Huntsman claims otherwise by pretending it made a different promise, at a different time, with different parameters.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings.

3. Governance and Compensation

Prior to Starboard's Involvement, the Board Had Avoided Any Real Refreshment

Prior to Starboard's involvement in 2021, there was no refreshment of highly-conflicted directors. Rather, the Board merely added new directors while keeping legacy interlocked directors in key positions of power.

Huntsman Board of Directors (2018 – 2021)(1)



2018	*Mr. Huntsman*	*Mr. Archibald*	*Mr. Reaud*	*Sir Margetts*	*Mr. Burns*	*Dr. Beckerle*	*Mr. Ferrari*				
2019	*Mr. Huntsman*	*Mr. Archibald*	*Mr. Reaud*	*Sir Margetts*	*Mr. Burns*	*Dr. Beckerle*	*Mr. Ferrari*	*Ms. Tighe*			
2020	*Mr. Huntsman*	*Mr. Archibald*	*Mr. Reaud*	*Sir Margetts*	*Mr. Burns*	*Dr. Beckerle*	*Mr. Ferrari*	*Ms. Tighe*	*Ms. Dulá*	*Ms. Egan*	
2021	*Mr. Huntsman*	*Mr. Archibald*	*Mr. Reaud*	*Sir Margetts*	*Mr. Burns*	*Dr. Beckerle*	*Mr. Ferrari*	*Ms. Tighe*	*Ms. Dulá*	*Ms. Egan*	*Ms. McGovern*

NO legacy directors were refreshed between 2018 - 2021; new directors were ALL added by expanding the size of the Board

Prior to Starboard's involvement, the Board apparently made no effort to replace legacy and conflicted directors.

Source: Public company filings (1) As of year end, December 31st.

In Fact, the Board Even Repeatedly Waived Its Own Policies Intended to Promote Refreshment

The Company's corporate governance guidelines prohibit directors 75 years old and over from being nominated at the annual meeting. However, for three consecutive years, the Board repeatedly waived this retirement policy for Nolan Archibald and M. Anthony Burns, two long-tenured leaders on the Board.

			Did the Board Enforce Mandatory Retirement Policy?		
	Director	Current Age	2019 Annual Meeting	2020 Annual Meeting	2021 Annual Meeting
	Nolan Archibald *(Ex-Nom & Gov Chair)*	78	✗	✗	✗
	M. Anthony Burns *(Ex-Compensation Chair)*	79	✗	✗	✗

We question why the Board, including new members added between 2018 – 2021, chose to overlook problematic conflicts and keep highly-interconnected directors on the Board?

By waiving the mandatory retirement age for three consecutive years, we believe ALL members of the Board demonstrated a concerning disregard for governance best practices and a strong preference for the status quo.

Source: Public company filings.

Only After Starboard's Involvement, Did the Board Rush Through a Sham Refreshment Process

After avoiding any real refreshment for years, and only after facing pressure from Starboard, the Board rushed through a sham process that replaced four committee chairs with three directors lacking necessary experience.

Huntsman Board of Directors (2018 – Present)



2018
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Prior to Starboard's involvement, Huntsman only added directors – no true refreshment
2021
Mr. Huntsman
Mr. Archibald
Mr. Reaud
Sir Margetts
Mr. Burns
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern
NO REAL refreshment prior to Starboard's Involvement
2022
Mr. Huntsman
Mr. Muñoz
Mr. Espeland
Mr. Sewell
Not Filled
Dr. Beckerle
Mr. Ferrari
Ms. Tighe
Ms. Dulá
Ms. Egan
Ms. McGovern
Board Size Changes
--
+ 4
- 1

Rather than constructively engage with shareholders over legitimate concerns, the Board instead chose to hastily remove four committee chairs and appoint three new directors who largely lack public board experience

The Board rushed to replace directors with individuals largely lacking public board experience.

Source: Public company filings.

In Doing So, the Board Selected Individuals We Believe Are Not Equipped to Provide Oversight Given Their Lack of Experience

We believe the Board requires strong, capable, and independent directors that are willing to hold management accountable, and question whether recently appointed directors will be able to do so.

New Directors Defensively Added in 2022

		Independent Public Board Experience?	Commentary
	José Muñoz	✗	▪ Never served on a public board as an independent director ▪ Previously declined to help efforts to hold management accountable even after the former CEO was arrested, and despite being offered $12.8 million to help cooperate
	David Sewell	✗	▪ Newly appointed CEO of WestRock ▪ Never served on a public board as an independent director
	Curtis Espeland	✓	

Nominees Starboard Is Seeking to Replace at the Company's 2022 Annual Meeting

We question whether the newly appointed directors have sufficient experience to demand accountability.

Source: Public company filings.

However, Huntsman Now Deceitfully Claims to Have Undergone a "Multi-Year" Refreshment Process

Huntsman alleges to have credibility with the broader market, but its own evidence demonstrates the market does not believe the Company will achieve its latest set of promises to shareholders.

Added Mr. Ferrari who we believe is incredibly conflicted and responsible for widespread governance and compensation failures

Excerpt from Huntsman Investor Deck



3.B
Thoughtful Multi-Year Board Refreshment In Process And Largely Completed Before Starboard Appeared
HUNTSMAN
Enriching lives through innovation
Since 2018, Huntsman has Appointed Eight New Independent Directors, Including Four Female Directors, Two Racially-Diverse Directors, and Named a New Vice Chair and Lead Independent Director
March 2018
Daniele Ferrari added to the Board
June 2020
Sonia Dulá and Cynthia Egan added to the Board
September 2021
Starboard publicly discloses 13D position
January 2022
Cynthia Egan named new Vice Chair and Lead Independent Director
January 2018
Peter Huntsman named Chairman of the Board
February 2019
Retired Vice Admiral Jan Tighe added to the Board
February 2021
Jeanne McGovern added to the Board
January 2022
Curtis Espeland, José Muñoz, and David Sewell added to the Board

Reactive and rushed process only after Starboard's involvement, which added directors without public company board experience

Prior to Starboard's involvement, Huntsman <u>ONLY ADDED</u> directors to an otherwise entrenched Board. Huntsman in fact went out of its way to <u>NOT REFRESH</u> interconnected directors by repeatedly waiving mandatory retirement policies

The additions to the Board are problematic and seemingly intended to keep the Board entrenched.

Source: Public company filings and Wall Street research.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman has NOT undergone any real Board refreshment that will result in change.	Huntsman claims otherwise by ignoring it did not remove or replace directors for numerous years, even waiving mandatory retirement policies.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings.

Huntsman Separately Claims To Have Aligned Executive Pay with Performance, Yet The Company's Own "Evidence" Proves Otherwise

Huntsman cites an ISS report to claim executive pay is aligned with performance, but conveniently omits the rest of the report which shows executive pay is NOT aligned with performance.

Excerpt from Huntsman Investor Deck



Structure Emphasizes Accountability

ABSOLUTE PAY-TSR ALIGNMENT
CEO granted pay trends versus value of a $100 investment made on the first day of the five-year period.
Pay
TSR
2016 2017 2018 2019 2020

	2016	2017	2018	2019	2020
Pay($000)	14,532	16,570	13,024	16,051	13,138
Indexed TSR	187.65	311.91	187.81	243.15	270.65

Significant At-Risk Compensation for All NEOs and Their Direct Reports
Strong alignment with shareholders is no surprise given that 86% of CEO compensation, and 74% of NEO compensation, was at-risk in 2021. Equity incentives comprised 2/3rds of CEO pay

Continue to Strengthen Alignment
From 2019 to 2022 the percentage of performance share units based on achieving targets will have increased from 30% to 70% of total equity incentives

Leading Pay-for-Performance Alignment
Looking at CEO direct compensation, Huntsman's pay-for-performance is one of the best of proxy peers over the most recent five-year period (2016-2020) for which peer data is available

Huntsman has bottom quartile performance, but top quartile executive pay

Complete Snapshot of ISS Report



RELATIVE DEGREE OF ALIGNMENT
The chart plots percentiles of the annualized 3-year performance and pay rankings for the company (▲) and ISS' derived peers (◆). The gray band generally indicates alignment.
100%
50%
0%
Performance
0%
50%
100%
Pay
MULTIPLE OF MEDIAN
Pay in $thousands. The gray band represents 25th to 75th percentile of CEO pay of ISS' selected peer group, and the blue line represents the 50th percentile.
CEO total pay is 1.42 times the median of peers.
-
5,000
10,000
15,000
20,000
ABSOLUTE PAY-TSR ALIGNMENT
CEO granted pay trends versus value of a $100 investment made on the first day of the five-year period.
Pay
TSR
2016 2017 2018 2019 2020
FINANCIAL PERFORMANCE ASSESSMENT
Blue boxes indicate the company's quartile rankings compared to ISS' selected peer group in the applicable measure/metric, measured over three years. The leftmost box indicates bottom quartile and rightmost box indicates top quartile.

	2016	2017	2018	2019	2020
Pay($000)	14,532	16,570	13,024	16,051	13,138
Indexed	187.65	311.91	187.81	243.15	270.65

Measure		Quartile Ranking vs. Peers
Pay		
Weighted Performance		
Metrics	**Long-Term Performance**	**Quartile Ranking vs. Peers**
EVA Margin	-2.22	
EVA Spread	-2.34	
EVA Momentum (Sales)	-1.43	
EVA Momentum	-1.54	

Why would Huntsman intentionally omit its own evidence that proves pay is not aligned with performance? Why is the Board trying to deceive shareholders? Shareholders deserve better.

Source: Public company filings and ISS.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman has problematic compensation practices, including a failure to tie pay to performance.	Huntsman claims otherwise by selectively including a snippet of an ISS report while ignoring the rest of the report which proves the Company's claim is actually false!

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings.

4. Financial Underperformance

Huntsman Claims to Have Transformed the Business, But Its Core Reporting Segments Have Not Changed in 15 Years

Fifteen years ago, management declared that it had transformed the portfolio and had become a differentiated chemical company. Today, management is again saying the same thing with the same core reporting segments.

"**The latest portfolio restructuring announcement this morning reflects the last in a series of value-creating divestitures which have been consistent with our stated strategy of focusing on a differentiated portfolio**…I expect this new company to generate revenue growth at a rate well in excess of global GDP and average EBITDA margins approaching 15%. **We will be a strong vibrant $9 billion differentiated chemical company with tens of thousands of different products and formulations.**"

Peter Huntsman, President & CEO

February 2007

Adjusted EBITDA Contribution by Reporting Segment – 2006 vs. 2021



Non-Core Businesses
Pigments
11%
Advanced Materials
15%
Performance Products
20%
Polyurethanes
54%
2006 (1)
Textile Effects
6%
Advanced Materials
13%
Performance Products
23%
Polyurethanes
57%
2021
Differentiated Businesses

Huntsman's profit contribution from differentiated businesses looks the same today as it did fifteen years ago.

Source: Public company filings, presentations, and transcripts. Note: Quotes are underlined and bolded for emphasis. (1) Pro forma for divestitures of Polymers and Base Chemicals businesses, which were sold or announced as divested in either 2006 or by February 2007.

The Company's Transformation Story Is Also Largely the Same As What Was Told to Shareholders Fifteen Years Ago

The Company seems to be suggesting that it has only recently become a differentiated chemicals company and so is finally appropriately positioned for commercial and financial success. Do not be fooled! In 2007, fifteen years ago, the Company provided shareholders with the same narrative.

2007 Investor Day Excerpt



HUNTSMAN
Enriching lives through innovation
Increasing Differentiated Portfolio
1995
IPO
2006
2006PF
($ in Millions)
$1,248
$1,237
$916
Differentiated
Commodity
Inorganic
144
Financial Overview

2022 Shareholder Presentation Excerpt



Transformed Portfolio Positions Huntsman
For Commercial And Financial Success
HUNTSMAN
2005:
Today:
(Gross Sales), $BN
Divested
Polyurethanes
Base Chemicals
Advanced Materials
Performance Products
PO / MTBE
Pigments
Polymers
Chemical Intermediates and Surfactants
11% Margin
23BN Lbs
Adj. EPS: $2.02
Textile Effects
16% Margin
6BN Lbs
Adj. EPS: $3.54
$5.0
$1.5
$1.2
$0.8
Non-differentiated
Commodity-pricing dependent
Capital intensive
Differentiated products focused on innovation and customer needs
Positioned for higher-growth and higher-value end markets
Lower volatility

In both presentations, with the exception of one non-core segment (i.e. TiO2 in 2007 and Textile Effects in 2022) the Company otherwise portrays itself as a 100% differentiated chemicals company

Huntsman seems to be recycling the same transformation narrative that it first used in 2007.

Source: Public company filings and presentations.

Huntsman's Supposed Portfolio Transformation Seems Ineffective, as Margins Have Continued to Deteriorate Relative to Peers

The Company's profitability has not meaningfully improved since its IPO and continues to trail the profitability of both Performance and Primary Peers.

Historical Adjusted EBITDA Margin – Huntsman vs. Peers(1)(2)

Average EBITDA Margin

	Huntsman	Primary Peers	Delta to Primary Peers	Perf. Peers	Delta to Perf. Peers
Since IPO	11%	16%	(5%)	18%	(7%)
2012 - 2021 (10-Year)	13%	18%	(5%)	20%	(7%)
2017 - 2021 (5-Year)	13%	19%	(6%)	21%	(8%)
2019 - 2021 (3-Year)	13%	19%	(6%)	21%	(9%)

Huntsman's margin deficit versus peers has **WORSENED** over time



~500bps
DEFICIT
~900bps
DEFICIT
Adjusted EBITDA Margin
25%
20%
15%
10%
5%
0%
11%
10%
9%
6%
7%
9%
11%
12%
11%
12%
12%
12%
14%
15%
12%
11%
15%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017(3)
2018(3)
2019
2020
2021
Huntsman
Average of Primary Peers(4)
Average of Performance Peers(4)

The Adjusted EBITDA margin gap between Huntsman and its peers has continued to widen over time.

See Section 3 for additional detail. Source: Public company filings, presentations, and transcripts. (1) Adjusted EBITDA margins reflect figures as reported in each fiscal year, and is not pro forma for acquisitions and divestitures made in subsequent periods. To the extent Adjusted EBITDA is not a reported metric, we have assumed Adjusted EBITDA equals Adjusted EBIT plus depreciation & amortization. (2) We calculate Adjusted EBITDA to exclude equity in income of unconsolidated affiliates and dividend income from equity investments, and include earnings attributable to non-controlling interests. (3) Excludes $125 million in 2017 and $80 million in 2018 from both revenue and EBITDA related to one-time favorable commodity price spikes as disclosed by the Company. (4) See Glossary in Supplemental Information section for definition.

Huntsman Seems to Be Deliberately Conflating SG&A Expense Ratio With Profitability In Order to Fool Shareholders

In Huntsman's latest investor presentation, the Company compares its operating expense ratio to peers while claiming it has undergone "margin enhancement." Operating expense ratio is not necessarily indicative of profitability. In addition, the Company again chose an arbitrary peer set in making its comparison.

The Company Claims "Margin Enhancement"…



1.C
Relentless Focus On Cost Control Leads To Margin Enhancement
LTM SG&A % of Revenue
16.9%
16.5%
15.3%
14.5%
12.4%
11.9%
10.1%
SG&A / Sales: 9% upon completion of $50MM in planned savings by 2024
7.6%
7.4%
3.0%
HB Fuller
Lanxess
Evonik
Carlisle
BASF
Covestro
Huntsman
Eastman
Celanese
Dow

… But Fails to *Actually* Show EBITDA Margins While Conveniently Selecting Arbitrary Peers to Fit Its Narrative

- Huntsman presents SG&A expense ratio as a proxy for profitability – this is a false equivalence.
- The Company also consistently and conveniently changes peers to fit its narrative (details on next page).
  - Peers differ significantly from Performance Peers in its 2022 proxy – only filed 13 days ago![(1)]
  - Added Carlisle and BASF which are NOT included as performance peers in its 2022 proxy.
  - Excluded three 2022 Performance Peers: Ashland, Clariant, and Trinseo.
  - Huntsman has a history of consistently changing Performance Peers every year.

We believe Huntsman is trying to fool its shareholders, operating expense ratio is not the same as profitability

Huntsman claims to have enhanced its margins but fails to offer any proof.

Source: Public company filings. (1) 2022 Proxy filed as definitive on February 17, 2022. Presentation filed on March 2, 2022.

In Addition, the Company Seems to Be Arbitrarily Selecting Companies for Benchmarking Its SG&A Expense Ratio

The Company's SG&A expense benchmarking excludes five of its Performance Peers with seemingly no justification, while arbitrarily adding two new companies.

Performance Peers As Defined in Huntsman's 2021 or 2022 Proxy Filings

Performance Peers Included in SG&A Analysis

Dow, Eastman, Celanese, Evonik, Covestro, Lanxess, H.B. Fuller

Performance Peers Arbitrarily Excluded From SG&A Analysis

Ashland, Clariant, Kraton, Albemarle, Trinseo

Arbitrary Set of Companies Used by Huntsman to Benchmark SG&A Expenses

Performance Peers Included in SG&A Analysis

Dow, Eastman, Celanese, Evonik, Covestro, Lanxess, H.B. Fuller

Performance Peers Arbitrarily Added to SG&A Analysis

Carlisle, BASF

Why were these companies arbitrarily excluded / included???

Huntsman is using an arbitrary set of companies to benchmark its SG&A expense ratio.

Source: Public company filings.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman's margins have deteriorated relative to peers.[(1)]	Huntsman claims otherwise by selectively highlighting SG&A ratio – instead of margins – and cherry picking yet another new peer set to fit its desired narrative.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings. (1) Peers refer to Primary Peers and Performance Peers. See Appendix for a more fulsome discussion on peers.

We Believe the Company Tried to Focus Shareholders on Its SG&A Expense Ratio Because Its Profitability Is Subpar

We believe a complete and objective benchmarking of Huntsman's Adjusted EBITDA margins clearly demonstrates that Huntsman's profitability trails peers.

2021 Adjusted EBITDA Margin – Huntsman vs. Peers



30%
26%
23%
21%
21%
20%
17%
17%
16%
15%
15%
14%
14%
14%
13%
Primary Peers Average: 24%(2)
2021 and 2022 Performance Peers Average: 19%(1)
Celanese
ALBEMARLE
Ashland
DOW
EASTMAN
covestro
CARLISLE
CLARIANT
EVONIK
KRATON
HUNTSMAN
BASF
H.B. Fuller
LANXESS
TRINSEO

Huntsman's EBITDA margins are ~400bps BELOW the average for 2021 and 2022 performance peers!

We believe the Company would like shareholders to forget that its profitability relative to peers is incredibly poor.

Source: Public company filings. (1) For the sake of completeness, represents the average among peers included in **either** Huntsman's 2021 or 2022 Performance Peers as well as those arbitrarily selected in the Company's SG&A expense ratio benchmarking. (2) See Appendix for definition.

Huntsman Claims Recent Performance Represents a Turning Point…We Are Skeptical As Peers All Had Record-Setting Years

Huntsman Claims 2021's Results Are Evidence of Strong Momentum and Improved Execution

2021 was the best year in Huntsman's history: Huntsman's recent financial results demonstrate that the Company's plan is working. The Company reported the strongest profit and margin performance it has ever achieved with its current portfolio, delivering $349 million of adjusted EBITDA in the fourth quarter 2021, up 45% year over year, and significant free cash flow of $698 million, while achieving ahead of schedule an annualized run rate of $120 million on the Company's $240 million cost optimization and synergy program.

Celanese

"Today, I am pleased to report record 2021 adjusted earnings of $18.12 per share and record free cash flow of $1.3 billion. **To surpass the previous record adjusted earnings per share by 65 percent is a remarkable achievement in any year.**"

Lori Ryerkerk, Chairman & CEO – Celanese
January 2022

EASTMAN

"In the face of unprecedented supply disruptions, logistics challenges, labor shortages, COVID variants, and rapid, broad-based inflation, **the Eastman team delivered all-time record revenue and adjusted EPS and is positioned to build on this growth in 2022**"

Mark Costa, Chairman & CEO – Eastman
January 2022

DOW

"**Our performance in the fourth quarter capped a record year for Dow**, which you will see highlighted on Slide 4. In 2021, Team Dow capitalized on the economic recovery, **achieving record sales and earnings performance** despite pandemic-driven uncertainty and industry-wide weather-related challenges."

James Fitterling, Chairman & CEO – Dow
January 2022

A rising tide lifts all boats. We believe Huntsman's performance seems to be the result of favorable macro conditions rather than skillful management execution.

Source: Public company filings, presentations, and transcripts. Note: Quotes are underlined and bolded for emphasis.

5. Share Price Underperformance

Huntsman Has Underperformed Its Peers and the Broader Market Across Almost Every Time Period Since IPO

When compared against Performance Peers, Primary Peers, the broader chemical industry, and even the S&P 500, it seems clear that the Company has FAILED to create shareholder value across almost every time period.

TSR Through Starboard's 13D Filing Date – Huntsman Over / (Underperformance)(1)

	8 Year	7 Year	6 Year	5 Year	4 Year	3 Year	2 Year	1 Year
S&P 500 Index	207%	157%	158%	126%	91%	61%	55%	37%
S&P Chemicals Index	132%	86%	125%	91%	53%	41%	41%	29%
Performance Peers	130%	124%	146%	77%	29%	23%	53%	61%
Primary Peers	157%	125%	140%	129%	49%	33%	43%	42%
Huntsman	**69%**	**27%**	**139%**	**106%**	**16%**	**13%**	**30%**	**35%**
Over / (Underperformance) vs. S&P 500	**(138%)**	**(130%)**	**(19%)**	**(20%)**	**(74%)**	**(48%)**	**(25%)**	**(2%)**
Over / (Underperformance) vs. S&P Chemicals	**(63%)**	**(59%)**	**14%**	**15%**	**(36%)**	**(28%)**	**(11%)**	**5%**
Over / (Underperformance) vs. Performance Peers	**(61%)**	**(97%)**	**(7%)**	**29%**	**(13%)**	**(10%)**	**(23%)**	**(26%)**
Over / (Underperformance) vs. Primary Peers	**(88%)**	**(98%)**	**(1%)**	**(22%)**	**(33%)**	**(20%)**	**(13%)**	**(7%)**

	Since IPO	15 Year	14 Year	13 Year	12 Year	11 Year	10 Year	9 Year
S&P 500 Index	417%	352%	288%	379%	442%	386%	363%	267%
S&P Chemicals Index	411%	390%	269%	293%	339%	293%	270%	191%
Performance Peers	642%	438%	272%	416%	417%	262%	276%	180%
Primary Peers	822%	716%	372%	472%	556%	376%	323%	258%
Huntsman	**80%**	**143%**	**65%**	**395%**	**341%**	**225%**	**254%**	**137%**
Over / (Underperformance) vs. S&P 500	**(337%)**	**(210%)**	**(223%)**	**16%**	**(101%)**	**(161%)**	**(109%)**	**(131%)**
Over / (Underperformance) vs. S&P Chemicals	**(330%)**	**(247%)**	**(204%)**	**102%**	**2%**	**(68%)**	**(16%)**	**(55%)**
Over / (Underperformance) vs. Performance Peers	**(561%)**	**(295%)**	**(207%)**	**(21%)**	**(76%)**	**(37%)**	**(22%)**	**(43%)**
Over / (Underperformance) vs. Primary Peers	**(742%)**	**(573%)**	**(307%)**	**(77%)**	**(215%)**	**(151%)**	**(70%)**	**(121%)**

The Company is arbitrarily selecting the ONLY time period in recent history where relative TSR against performance peers has performed better. We believe this is a blatant attempt to mislead shareholders on the Company's track record of dismal relative TSR.

We believe the Company has had a long and dismal track record of TSR underperformance.

Source: Bloomberg. (1) Returns are adjusted for dividends. The "Since IPO" period is measured from February 11, 2005 through September 27, 2021, the date of Starboard's Schedule 13D filing. The remaining time periods are measured from the date of Starboard's Schedule 13D filing. For example, 10 Year would measure from September 27, 2011 to September 27, 2021.

We Believe Huntsman Is Trying to Obscure Its History of Poor TSR by Using Arbitrary Benchmarks and Arbitrary Time Periods

Huntsman cites five-year TSR as evidence of a "track record of creating shareholder value" but does not justify why five-year is notable, fails to analyze any other time period, and selects arbitrary companies as benchmarks, all to fit a narrative seemingly designed to deceive shareholders.

Excerpt From Huntsman Investor Presentation



Five-Year Total Shareholder Return
Through Starboard 13D Filing on Sept. 27, 2021
Extended through February 25, 2022
161%
141%
182%
101%
80%
104%
31%
13%
22%
(6%)
Celanese
HUNTSMAN
EASTMAN
covestro
LANXESS

Yet another new peer set!

Arbitrary Time Period

Huntsman arbitrarily selects ONE time period to measure TSR but provides no justification for why its five-year track record is the most relevant for shareholders.

Across almost EVERY OTHER time period, the Company has significantly underperformed its Performance Peers, Primary Peers, and broader market indices. We believe there is NO rationale for why the five-year track record is particularly relevant.

Arbitrary and Narrow Benchmark

Huntsman is benchmarking against a narrow set of companies to fit its narrative. Notably, Huntsman had just exclusively used the S&P 500 as a basis of comparison in a shareholder letter last month. There is no justification provided for why these companies are suddenly better benchmarks as yet another peer group. As already demonstrated, Huntsman has a DISMAL track record of shareholder value creation across almost all historical periods.

We believe Huntsman is attempting to deceive shareholders regarding its track record on relative TSR.

Source: Public company filings.

We Believe Management's Willingness to Mislead its Board and Shareholders Emphasizes the Dire Need for Change

Management has repeatedly attempted to mislead shareholders. While Starboard and its nominees see through these transparent efforts, we believe the Board has unfortunately been fooled due to their pervasive interconnects and lack of experience. Huntsman needs strong, capable, and independent directors that will not be fooled and can hold management accountable.

The Truth	Huntsman's Misleading Tactics
Huntsman has consistently underperformed peers and broader market indices on TSR.	Huntsman claims otherwise by arbitrarily selecting a five year time period and cherry-picking peers to fit its narrative.

CHANGE IS NECESSARY

Huntsman management has proven it is more than willing to mislead shareholders.

We believe this is part of a recurring pattern and the Board has been fooled by these same tactics, resulting in a lack of accountability and poor performance.

Our strong, capable, and independent director nominees WILL NOT BE FOOLED by Huntsman's disingenuous tactics.

Huntsman NEEDS strong, capable, and independent nominees that can hold management accountable.

Source: Public company filings

6. Starboard's Past Investments

Starboard Engaged With GCP to Protect Shareholders After Years of Mismanagement and Poor Results

Huntsman is attempting to mislead shareholders on Starboard's involvement with GCP Applied Technologies Inc. ("GCP"). Prior to Starboard's involvement, GCP had very strong similarities to Huntsman in terms of its poor operational performance, poor governance, board interconnects, and lack of accountability.

Background on Starboard's Engagement with GCP	
What Does GCP Do?	• GCP is a manufacturer of cement additives, concrete admixtures, and building materials.
When Did Starboard Get Involved With GCP?	• Starboard initially invested in GCP in August 2018 and filed a Schedule 13D in June 2019. Starboard privately nominated directors for the 2019 Annual Meeting and subsequently settled to appoint two independent directors. After continued poor results, in January 2020, Starboard nominated a majority slate of nominees all of whom were elected by a wide margin at the 2020 Annual Meeting.
Why Did Starboard Choose to Engage with GCP?	• **Lack of Management Accountability**: Through Q4 2019, GCP had missed Wall Street consensus estimates for revenue or earnings per share in 15 of 16 quarters. In addition financial performance had failed to live up to management promises and also significantly lagged peers. • **Highly Interconnected Board**: Multiple director interlocks and a concentration of power among three board members who controlled all leadership positions on the board, including Chair, and all served together on another public company board. • **Poor Pay-for-Performance**: Top quartile pay for management despite bottom quartile performance relative to peers.

Starboard engaged with GCP to protect shareholders suffering from consistently poor operational execution, poor governance, lack of Board oversight, and lack of accountability.

Source: Public company filings.

Timeline of Starboard's Engagement With GCP

Below is a factual timeline of Starboard's engagement with GCP through the 2020 Annual Meeting, when shareholders overwhelmingly voted to support Starboard's majority slate of director nominees.

August 2018

Starboard becomes a shareholder of GCP

February 2019

Starboard delivers a private nomination notice to GCP

Later that month, Starboard signs an NDA at the request of GCP, after which, the company discloses intent to announce a public sale process and disclose Starboard's private nomination notice despite Starboard's attempts to work with the Company privately

March 2019

GCP announces a settlement with Starboard that includes the appointment of two new board members

June 2019

GCP announces the conclusion of its strategic review with no transaction

January 2020

After GCP misses revenue estimates for seven quarters in a row, and with the two new board members appointed in 2019 seemingly sidelined by the legacy board, Starboard publishes a letter to GCP including its nomination of director candidates for election at GCP's 2020 Annual Meeting

May 2020

Shareholders overwhelmingly vote for Starboard's director candidates, and replaces a majority of the board

Shareholders overwhelmingly voted to replace a majority of GCP's board after years of underperformance.

Source: Public company filings.

Timeline of Starboard's Engagement With GCP (cont'd.)

Below is a factual timeline of Starboard's engagement with GCP from the 2020 Annual Meeting through December 2021 when GCP announced its sale to Saint-Gobain.

August 2020: GCP announces the appointment of Craig Merrill as permanent CFO

September 2020: Following a comprehensive search process, GCP announces the appointment of Simon Bates as CEO

September 2020 – August 2021: The Board oversees and helps management navigate significant COVID-related headwinds, including supply chain disruption, raw material inflation, and generally challenging conditions in commercial new construction – <u>Company beat consensus estimates for Revenue and Adjusted EBIT in every quarter during this period</u>

August 2021 – September 2021: Receives multiple unsolicited inbound indications of interest that led to a highly competitive bidding process; note that the prior Board had failed to generate meaningful interest in a highly-public sale process

December 2021: GCP announces its sale to Saint-Gobain for $32.00 per share, a <u>39% premium</u> to the company's unaffected share price

Starboard along with its independent directors stabilized a terribly mismanaged business and laid out a credible plan to improve financial performance, which ultimately resulted in a successful and value enhacing sale of the company to a highly complementary strategic acquiror.

Source: Public company filings, CapitalIQ.

Starboard and Its Slate of Strong, Independent Directors Helped Stabilize GCP, and Created Significant Value for Shareholders

Huntsman is attempting to mischaracterize Starboard's involvement with GCP – below we address Huntsman's accusations and set the record straight.

Setting the Record Straight on Starboard's Involvement at GCP

A

GCP asked Starboard to sign an NDA, which Starboard agreed to, after which GCP, on its own, disclosed its intention to announce a public sale process the following day.

Starboard advised against GCP's intended announcement, but the company proceeded regardless.

B

Starboard did not initiate GCP's public sale process in 2019 and had no board representation at that time.

Following the election of Starboard's majority slate in 2020, GCP embarked on a multi-year operational, governance, and financial turnaround. This turnaround was beginning to gain traction when the company was approached with multiple unsolicited offers that resulted in a sale of the company at a substantial premium.

C

Over the duration of Starboard's investment in GCP, governance was dramatically improved, compensation practices were aligned with shareholder outcomes, and value was created in excess of the Company's primary benchmark (i.e. the Russell 3000), despite challenging dynamics in the company's business.

GCP's total TSR from IPO to the 2020 Annual Meeting was 48% below the Russell 3000, while following the 2020 Annual Meeting, the Company's TSR has increased by 57% and has outperformed the Russell 3000 by 10%.(1)

Starboard helped turnaround GCP after the prior board destroyed significant value for shareholders.

Source: Public company filings, CapitalIQ. (1) 49% relative underperformance measured from February 4, 2016, the date GCP announced its launch as a new, publicly traded company, through May 28, 2020, the date that GCP announced the preliminary results of its 2020 Annual Meeting. 12% outperformance measured from May 28, 2020, the date that GCP announced the preliminary results of its 2020 Annual Meeting through February 25, 2022.

Huntsman Conveniently Ignores Starboard's Most Recent Chemicals Investment in Corteva

Huntsman is attempting to mislead shareholders regarding Starboard's engagement with companies in the chemical industry. We believe Starboard's most recent chemical-related investment in Corteva, Inc. ("Corteva") demonstrates how new Board perspectives and a greater culture of accountability can create significant shareholder value.

Background on Starboard's Engagement with Corteva

What Does Corteva Do?	• Corteva is one the world's largest agricultural sciences companies, and produces both seeds and crop protection chemicals
When Did Starboard Get Involved With Corteva?	• Starboard presented Corteva as a best idea at the annual 13D Monitor Active-Passive Investor Summit in October 2020. In January 2021, Starboard publicly nominated eight directors for the 2021 Annual Meeting and subsequently settled to appoint three independent directors to the board.
Why Did Starboard Choose to Engage with Corteva?	• **Poor Financial Performance**: At the time of Starboard's engagement, Corteva's Adjusted EBITDA margins were significantly below its closest peers, and despite claiming to have realized significant cost synergies, both Adjusted EBITDA and margins had remained flat for multiple years. • **Lack of Accountability**: Prior to Starboard's involvement, Corteva had experienced multiple downward earnings revisions and missed promises regarding synergy capture and currency hedging that we believe had eroded the Company's credibility with both Wall Street analysts and shareholders.

Starboard engaged with Corteva to help identify individuals with highly relevant industry expertise that could help the Board diversify its perspectives and better hold management accountable.

Source: Public company filings.

We Believe Starboard's Public Engagement With Corteva Has Been Highly Constructive

Starboard has worked constructively with Corteva to introduce new Board members with deep industry expertise and new perspectives that are committed to driving a culture of accountability and helping create significant shareholder value.

- **October 2020** – Starboard publicly presents Corteva as a best idea at the annual 13D Monitor Active-Passive Investor Summit
- **January 2021** – Corteva publicly confirms that it has received a notice from Starboard nominating individuals to stand for election at the Company's 2021 Annual Meeting
- **February 2021** – Corteva announces its CFO will be retiring as soon as replacement is found
- **March 2021** – Corteva announces a settlement with Starboard that includes the appointment of four new directors and the retirement of three legacy directors
- **April 2021** – Corteva announces Dave Anderson, former CFO of Honeywell, will be appointed as the company's new CFO
- **June 2021** – Corteva announces its CEO will retire from the company by year end
- **October 2021** – Corteva announces Chuck Magro, former CEO of Nutrien, will be appointed as the company's new CEO

Since Starboard's public engagement with Corteva, the Company has outperformed the S&P 500 by 41% and created significant value for shareholders.

Source: Public company filings, news reports.

7. Starboard and Its Nominees

Starboard Has Proposed a Slate of Strong, Capable, and Independent Nominees That Will Help Drive Accountability at Huntsman

We have compiled a diverse slate of experienced chemical executives and seasoned public company board members who we believe will help instill accountability, improve performance, and demand operational excellence at Huntsman.

- Our highly-qualified nominees have diverse and complementary experiences. Collectively, they are **industry-leading experts** with extensive experience in **chemical operations**, **corporate governance**, **mergers and acquisitions**, and **capital markets**.
- We have nominated **four director nominees** to the 10-person Board, thereby seeking minority representation on the Board on behalf of common shareholders.

Starboard Director Nominees



James L. Gallogly
Fmr Chief Executive Officer,
LyondellBasell Industries N.V.



Sandra Beach Lin
Fmr Executive Vice President,
Celanese Corporation



Susan C. Schnabel
Co-Managing Partner,
aPriori Capital Partners



Jeffrey C. Smith
Managing Member,
Starboard Value

See Section 10 for additional detail.

Wall Street Analysts Also Believe Our Director Nominees Are Incredibly Well-Qualified

Wall Street analysts have expressed enthusiasm for the quality of Starboard's director nominees, and seem to believe they will be incredibly valuable in helping the Company improve accountability and execution.

"…with Starboard now nominating a slate of directors it has formally challenged HUN's board structure. **These nominees are quite qualified in our view, and we think could be quite effective at aiding and improving the upstream, downstream, and financial footprint at the company**…productivity should be a perpetual process, and **additional oversight and guidance through its evolution could be helpful for a company that does not have a longstanding productivity culture.**"

BofA Securities
January 2022

"**Mr. Gallogly carries high esteem for making money for Chemicals investors over the past 10+ years** – As CEO of LyondellBasell (LYB), shares outperformed the S&P 500 by 382% and outperformed peer Dow Chemical by 357% from emerging out of bankruptcy in 2010 until Mr. Gallogly announced his retirement in late September 2014…**We think he carries four main attributes that investors would welcome to the board of Huntsman (or any Chemical company for that matter): 1) operating acumen and focus on safety + cost, 2) a track record of prudent and shareholder-friendly capital discipline, 3) a reputation of being forthright and outspoken in his views, and 4) a track record of delivering on results.**"

Barclays
January 2022

"**Importantly, we believe that Jim Gallogly stands out among the proposed Starboard nominees and the newly added board members with the potential to be especially impactful on investor confidence, and on the contribution that the refreshed board could make to the Company's bottom line and valuation.** In our experience covering LyondellBasell when Mr. Gallogly was its CEO, his leadership was both evident in the Company's results and was rewarded by the equity market. **We believe that a candidacy of Mr. Gallogly's caliber could greatly enhance the board, in particular in the areas of operational efficiency and cost control.**"

KeyBanc Capital Markets
January 2022

Source: Wall Street research. Note: Quotes are underlined and bolded for emphasis.

Wall Street Analysts Also Believe Our Director Nominees Are Incredibly Well-Qualified (cont'd.)

Wall Street analysts have expressed enthusiasm for the quality of Starboard's director nominees, and seem to believe they will be incredibly valuable in helping the Company improve accountability and execution.

"…**on balance we tip the scales in Starboard's direction on the strength of one James Lawrence Gallogly.** Having years of experience with Jim from the LALLF/LYB days and having a detailed 1x1 conversation with him back during the Trian/DD board nomination saga, **we don't doubt he would be a superior addition to the board. We further know Sandra Beach Lin from her CE days and also have a favorable opinion.**"

Fermium Research
January 2022

"**Investor questions have centered on one particular nominee, James Gallogly (nominated by Starboard).** The primary reason why Mr. Gallogly has stood out to investors is as a result of his strong track record at LyondellBasell. Specifically, Mr. Gallogly joined LyondellBasell in 2009 shortly after the company filed for bankruptcy. **Over the subsequent approximately five years, Mr. Gallogly engineered the transformation of LyondellBasell from a company in disarray to one that is now broadly considered to be a best-in-class operator of chemical assets world wide.** Of note, the restructuring that took place at LyondellBasell was primarily focused on embedding a culture of cost efficiency and capital discipline."

Morgan Stanley
January 2022

Source: Wall Street research. Note: Quotes are underlined and bolded for emphasis.

James L. Gallogly

Mr. Gallogly's significant operating, financial, and environmental management experience as a senior executive within the chemicals industry, as well as his significant public company board experience would make him a valuable addition to the Board.



- **Mr. Gallogly** previously served as President of the **University of Oklahoma**. Prior to that, Mr. Gallogly served as Chief Executive Officer and Chairman of the Management Board at **LyondellBasell Industries N.V.**, a global plastics, chemical, and refining company. Prior to LyondellBasell, Mr. Gallogly served as Executive Vice President of each major business unit at **ConocoPhillips**. Prior to ConocoPhillips, Mr. Gallogly served as Chief Executive Officer **Chevron Phillips Chemical Company**, a global plastics and chemical company.
- **Mr. Gallogly** currently serves as Vice Chairman of the University Cancer Foundation Board of Visitors at the **University of Texas M.D. Anderson Cancer Center**.
- **Mr. Gallogly** previously served as a director of **Continental Resources, Inc.** and **E.I. du Pont de Nemours and Company**.

Mr. Gallogly Has Unmatched Chemical Industry Experience Encompassing Both Operating and Public Company Board Roles

Mr. Gallogly is among the most well-regarded chemical industry executives given his long track record of creating substantial shareholder value as both an executive and director.

Mr. Gallogly's Relevant Experience

	Position	Specialty Chemicals	Cost Discipline	M&A	R&D/ Innovation	Commentary
LyondellBasell (2009 – 2015)	CEO	✓	✓	✓	✓	• Led impressive turnaround from bankruptcy to best-in-class chemicals operator. • Implemented a synergy program with over $1 billion in revenue enhancements and cost reductions. • Generated substantial value for shareholders, exceeding the S&P Chemicals Index by ~360%.
Dupont (2015 – 2017)	Director	✓	✓	✓	✓	• One of the largest specialty chemicals companies in the world. • Intimately involved with the Dow/DuPont merger.
ConocoPhillips (2006 – 2009)	EVP		✓	✓	✓	• EVP of Worldwide Exploration & Production and EVP of Refining, Marketing & Transportation of what was then a Fortune 5 company.
Chevron Phillips Chemical Company (2000 – 2006)	President & CEO	✓	✓	✓	✓	• Led highly successful merger of Chevron's and Phillip's chemical businesses. • Market leading position in multiple specialty chemical businesses (alpha olefins, Performance Pipe, Ryton PPS thermal plastics, mercaptans, & styrene butadiene copolymers).

Mr. Gallogly is uniquely qualified to serve on the Huntsman Board of Directors.

Source: Public company filings.

Even Peter Huntsman Complimented Mr. Gallogly For His Track Record of Creating Immense Value for Shareholders

Mr. Gallogly was the Chief Executive Officer at LyondellBasell ("LYB") from 2009 to 2015. During his tenure, Mr. Gallogly created significantly more value for shareholders than other chemical peers, Huntsman, and the broader market.

Share Price Performance During Mr. Gallogly' s Tenure[1]

Under Mr. Gallogly's leadership, LyondellBasell created tremendous value for its shareholders and significantly outperformed both the chemicals and broader market indices



+465%
~360%
Surplus to S&P Chemicals Index
+104%
+83%
Oct-10
Jul-11
Apr-12
Jan-13
Oct-13
Jul-14
LYB
S&P Chemicals Index
S&P 500

"First of all, I think that multiples are very important in a stock price, obviously. But let's not get too transfixed on the multiple. **If I look at the companies that have improved the greatest shareholder value that have gone up over the course of the last 2 1/2 years, 2 years, I think number one on that list is Lyondell.**"

Peter Huntsman
May 2014

Mr. Gallogly is uniquely qualified to serve on the Board given his impressive record and chemicals expertise.

Source: Bloomberg. Note: Quotes are underlined and bolded for emphasis. (1) Returns are adjusted for gross dividends and measured from October 14, 2010 (LYB IPO) through September 29, 2014 (date retirement was announced).

Sandra Beach Lin

Ms. Lin's significant leadership experience as a senior executive in both the hybrid chemicals and broader industrials industries, coupled with her considerable experience serving on public company boards, would make her a valuable addition to the Board.



- **Ms. Lin** is the former President and Chief Executive Officer of **Calisolar**, a global leader in the production of solar silicon. Previously, Ms. Lin was Executive Vice President of **Celanese**, a global hybrid chemical company. Prior to Celanese, Ms. Lin held various senior executive positions at **Avery Dennison**, **Alcoa**, and **Honeywell International**.
- **Ms. Lin** currently serves as a director at **Avient Corporation**, **American Electric Power Company**, **Trinseo S.A.**, **Ripple Therapeutics**, and **Interface Biologics**. At Trinseo S.A., Ms. Lin serves as Chair of the Environmental, Health, Safety, Sustainability and Public Policy Committee, and at American Electric Power Company, Ms. Lin serves as Chair of the Corporate Governance Committee.
- **Ms. Lin** previously served as a director of **WESCO International, Inc.**

CALISOLAR Celanese AVERY DENNISON Alcoa Honeywell

AVIENT TRINSEO AMERICAN ELECTRIC POWER WESCO

Ms. Lin Has Vast Operating Experience at Specialty Chemical and Materials Companies That Are Highly Relevant to Huntsman

Overview of Ms. Lin's Deep Operating Experience in Areas Highly Relevant for Huntsman

	Position	Specialty Materials	Sales & Marketing	Org. Redesign	Global P&L	Commentary
Honeywell (1994 – 2001)	President –Bendix, VP – Specialty Wax	✓	✓	✓	✓	• Led build-out of division's first-ever Asia Specialty Wax team from Singapore, and was responsible for 14-country APAC P&L. • Reduced Bendix cost base by 28% via operational restructuring. • Delivered $1 billion of value by recommending sale of Bendix.
Alcoa (2002 – 2005)	President – Closure Systems	✓	✓		✓	• Oversaw $900 million P&L and ~3,500 employees; return on capital ranked in the top 5 of 26 business units at Alcoa. • Deep expertise with unlocking value in polymer chemistries. • Led strategic global expansions through new construction and successful JV partnerships.
Avery Dennison (2005 – 2007)	Group VP - Specialty Materials	✓	✓	✓	✓	• Consolidated 17 disparate business units into five global divisions to improve innovation and organizational focus. • Focus on adhesive technologies; owned 7 of the top 10 significantly-sized growth projects at the company
Celanese (2007 – 2010)	Corporate EVP and President – Advanced Engineered Materials	✓	✓		✓	• Led the Company's specialty businesses achieving 5x increase in sustainable earnings, responsible for ~50% of Celanese. • Led the company's largest ever ($1 billion) capital project. • Developed Asia presence via manufacturing and R&D investments, JVs, and built 70-person sales and marketing team.
Calisolar (2010 – 2011)	President & CEO	✓	✓	✓	✓	• Developed deep expertise in renewable energy. • Led deep organizational restructuring to combat significant macro headwinds and challenging competitive landscape.

We believe Huntsman asked Ms. Lin to join the Board during settlement discussions with Starboard earlier this year because of her vast operating experience and knowledge of specialty chemicals and materials.

Source: Public company filings.

Ms. Lin Has Significant Commercial Expertise Across a Wide Variety of End-Markets That Are Highly Relevant to Huntsman

Ms. Lin's Operating Experience Across End Markets Highly Relevant to Huntsman

	Position	Transportation	Coatings, Adhesives, Sealants, & Elastomers	Energy and Battery Materials	Paints and Inks	Medical	Packaging & Consumer Goods
Honeywell (1994 – 2001)	President –Bendix, VP – Specialty Wax	✓	✓		✓		✓
Alcoa (2002 – 2005)	President – Closure Systems						✓
Avery Dennison (2005 – 2007)	Group VP - Specialty Materials	✓	✓		✓		
Celanese (2007 – 2010)	Corporate EVP and President – Advanced Engineered Materials	✓	✓	✓	✓	✓	
Calisolar (2010 – 2011)	President & CEO			✓			

We believe Huntsman asked Ms. Lin to join the Board during settlement discussions with Starboard earlier this year because of her strong commercial experience in end markets that are highly relevant to Huntsman

Source: Public company filings.

Ms. Lin Is Also a Seasoned Public Company Director With Immense and Relevant Experience

Ms. Lin's Public Company Board Experience

	Committees						
	Gov	Audit	Comp	ESG	Tech	Policy	Commentary
American Electric Power (2012 – Present)	✓ (Chair)	✓		✓[1]	✓	✓	• Public utility holding company with nearly $50 billion market capitalization. • Focus on renewable energy technology and transition.
Avient (2013 – Present)	✓	✓		✓[1]			• Executed a highly successful transition from commodity to specialty chemicals that has strong parallels to Huntsman. • Significant experience with end markets that are highly relevant to Huntsman. • Oversaw 2020 Masterbatch acquisition from Clariant.
Trinseo (2019 – Present)	✓			✓ (Chair)			• Lead sustainability initiatives as Chair of the ESG committee. • Significant experience with end markets that are highly relevant to Huntsman. • Currently undergoing a commodity to specialty chemical transition that has strong parallels to Huntsman.
WESCO (2002 – 2019)	✓ (Chair)	✓	✓				• Experience with building and construction, electrical, and electronics end markets. • Served on the Board for 17 years, creating tremendous value for shareholders and outperforming the S&P 500 by over ~669%.[2]

We believe Huntsman asked Ms. Lin to join the Board during settlement discussions with Starboard earlier this year because of her significant experience as a public company director serving in all public board functions.

Source: Public company filings. (1) Governance committee has responsibility for ESG-related issues. (2) Measured from December 13, 2002 to Feb 19, 2019.

Susan C. Schnabel

We believe that Ms. Schnabel's substantial business experience and financial background, coupled with her extensive experience serving as a director of public and private companies, would make her a valuable addition to the Board.



- **Ms. Schnabel** is the Co-Founder and Co-Managing Partner of **aPriori Capital Partners**. Previously, Ms. Schnabel served as Managing Director of **Credit Suisse** Asset Management and Co-Head of **DLJ Merchant Banking**. Prior to that, Ms. Schnabel served as Chief Financial Officer of **PetSmart**.
- **Ms. Schnabel** currently serves as a director of **Altice USA**, Chair of the Audit Committee of **Kayne Anderson BDC**, a Trustee of **Cornell University**, and a director of various other university and non-profit Board of Directors.
- **Ms. Schnabel** previously served as a director of **Versum Materials**, **STR Holdings**, Neiman Marcus, Pinnacle Gas Resources, **Rockwood Holdings**, Shoppers Drug Mart Corporation (TSX), and other private company Board of Directors.

Ms. Schnabel Is an Incredibly Well-Qualified Nominee with Substantial Public Company Board and Chemicals Experience

Ms. Schnabel is a chemical engineer by background, has had a highly successful career as a private equity investor, and is a seasoned public board member with deep understanding of governance best practices.

Ms. Schnabel's Select Public Chemical Company Board Experience

		Committees			
	Tenure	**Gov.**	**Audit**	**Comp.**	**Commentary**
Versum Materials	2016 – 2019	✓	✓		• Leading electronics materials company • Ms. Schnabel served as a director since IPO • Under Ms. Schnabel's stewardship, Versum was acquired by Merck KGaA in 2019, generating strong returns for shareholders
Rockwood	2005 – 2009	✓		✓	• Direct specialty chemicals experience • Ms. Schnabel served as a director since IPO and was integral in Rockwood's transformation • Ultimately sold to Albemarle, creating substantial value for shareholders
Pinnacle Gas Resources	2005 – 2011	✓		✓	• Chair of the Nominating and Corporate Governance committee

Ms. Schnabel is an incredibly seasoned public board member with significant chemical industry experience.

Source: Public company filings.

Ms. Schnabel Oversaw Tremendous Value Creation for Shareholders at Versum Materials

From October 2016 to October 2019, Ms. Schnabel served as a member of Versum Materials, Inc.'s ("VSM") Board of Directors. Versum was a specialty electronic chemicals company, and meaningfully outperformed both the S&P Chemicals and the broader market indices.

Share Price Performance During Ms. Schnabel's Tenure on the Board


110
90
70
50
30
10
(10)
(30)
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
+92%
~63%
Surplus to S&P Chemicals Index
+45%
+30
VSM
S&P Chemicals Index
S&P 500

Under Ms. Schnabel's oversight, Versum created significant value for shareholders.

Source: Bloomberg.

Ms. Schnabel Was a Key Investor in Rockwood Holdings, Which Created Significant Value for All Shareholders

Ms. Schnabel was a key investor and board member during the transformative stages of Rockwood Holdings, a specialty chemicals company. Rockwood was ultimately sold to Albemarle, generating highly attractive returns for all shareholders.

Share Price Performance From IPO to Sale



375
325
275
225
175
125
75
25
(25)
(75)
Aug-05
Aug-06
Aug-07
Aug-08
Aug-09
Aug-10
Aug-11
Aug-12
Aug-13
Aug-14
+325%
~144%
Surplus to S&P Chemicals Index
+182
+102%
VSM
S&P Chemicals Index
S&P 500

Ms. Schnabel has a track record of creating shareholder value in the chemicals industry.

Source: Bloomberg.

Jeffrey C. Smith

We believe that Mr. Smith's extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable addition to the Board.



- **Mr. Smith** is a Managing Member, Chief Executive Officer, and Chief Investment Officer of **Starboard Value LP**. Prior to founding Starboard, he was a Partner Managing Director of Ramius LLC, and the Chief Investment Officer of **Ramius Value and Opportunity Master Fund Ltd.**
- **Mr. Smith** currently serves as Chair of the Board of Directors of **Papa John's International**, and as a director of **Cyxtera Technologies**.
- **Mr. Smith** previously served as Chair of the Board of Directors of **Advance Auto Parts**, **Darden Restaurants**, and **Phoenix Technologies**. In addition, Mr. Smith has also served as a director of many other public companies.

Appendix

For Reference, the Board Uses Two Peer Sets, One For Benchmarking Compensation, and One for Performance

The Board relies on two peer sets which are publicly disclosed in its Annual Proxy statement. Proxy Peers are used to help the Board benchmark management compensation, and Performance Peers are used to help the Board benchmark the Company's performance.

- **Proxy Peers**: Used by the Board for **executive compensation benchmarking.**

Company's Explanation for How Proxy Peers Are Chosen

The Proxy Peers are intended to be representative of the companies against whom we compete in the global chemical industry for business opportunities and executive talent. Criteria used to select the Proxy Peer companies include financial measures (i.e., revenue, market capitalization and/or net income) and the industry segment in which we operate (i.e., organic chemical products and inorganic chemical products). The Compensation Committee, in consultation with Meridian, reviews the composition of the Proxy Peers annually, resulting in some variation in the composition of the group from time to time. As a result of a review in July 2019, the Compensation Committee removed three companies (Praxair, PolyOne Corporation and Ashland Global Holdings Inc.) and added one company (Ecolab Inc.). For the compensation benchmarking review prepared to inform 2020 compensation decisions, our Proxy Peers consisted of the following 14 companies:

- **Performance Peers**: Used by the Board to **measure relative TSR** and consists of companies that the Board believes **Huntsman competes against for market share and investor capital**.

Company's Explanation for How Performance Peers Are Chosen

The company peer group used to determine relative TSR performance (the "2020 Performance Peers") represents industry-specific public companies against whom we compete for market share. Although there is some overlap between the two groups, the 2020 Performance Peers, as further described below, differ from our Proxy Peers because the 2020 Performance Peers are companies whose valuations are influenced by similar financial measures and we compete against these companies for market share and investor capital.

Starboard's references to Proxy Peers and Performance Peers conform exactly to peers selected by the Board.

Source: Public company filings.

The Companies In the Board's Two Peer Sets As Reported In the Company's Proxy Statement Are Provided Below

An overview of the companies included in each peer set is shown below.

Overview of the Company's Proxy and Performance Peers per the Company's 2021 Proxy Statement

Company	Market Capitalization ($bn)	Proxy Peers *(Benchmark Compensation)*	Performance Peers *(Benchmark TSR & Financial Performance)*
The Sherwin-Williams Company	$69.2	✓	
Air Products & Chemicals Inc.	53.3	✓	
Ecolab Inc.	51.7	✓	
Dow Inc.	43.9		✓
PPG Industries	33.3	✓	
LyondellBasell Industries N.V.	32.1	✓	
Albemarle Corporation	22.5		✓
The Mosaic Company	18.2	✓	
RPM International Inc.	18.2	✓	
Eastman Chemical Company	15.6	✓	✓
Celanese Corporation	15.3	✓	✓
Avery Dennison Corporation	14.9	✓	
Westlake Chemical Corporation	14.1	✓	
Covestro AG	10.5		✓
Sealed Air Corporation	10.1	✓	
Olin Corporation	8.0	✓	
Clariant AG	5.8		✓
Ashland Global Holdings	5.4		✓
The Chemours Company	4.6	✓	
Lanxess AG	4.4		✓
H.B. Fuller Company	3.7		✓
Kraton Performance Polymers Inc.	1.5		✓

Source: Public company filings, CapitalIQ. Note: Market data as of February 25, 2022.

Starboard Will Also Make Reference to Primary Peers, a Peer Set Based on the Company's Own Disclosures

Within the Performance Peers, the Company has historically made reference to Celanese, Dow, and Eastman as the most comparable to Huntsman – both the 2014 and 2016 Investor Days showed these three companies as being Huntsman's primary comparables.

2014 Investor Day – Presentation Excerpt


Chemical Industry Trading Levels
EBITDA Multiple
14.0
12.0
10.0
8.0
6.0
"Premium Specialty" (10.0x – 14.0x)
ECL
SHW
ROC
HXL
FMC
PX
GRA
"Mid-Range Specialty" (9.0x – 11.0x)
FUL
CYT
ALB
CHMT
SHLM
CBT
POL
POE
ASH
"Hybrid" (6.0x – 8.0x)
DOW
CE
EMN
HUN
"Commodity" (6.0x – 7.0x)
TROX
WLK
LYB
OLN
KRO
KRA
Perceived Cyclicality / Margins / Growth
Source: Citi
90
HUNTSMAN
Financial Overview

Company highlights Celanese, Dow, and Eastman as being in the same grouping as Huntsman

2016 Investor Day – Presentation Excerpt


Free Cash Flow Yield vs. EBITDA Multiple
2016E EV / EBITDA Multiple
12
11
10
9
8
7
6
5
4
3
0%
2%
4%
6%
8%
10%
12%
14%
2016E Free Cash Flow Yield
Average (excl. HUN)
Primary Comps
Diversified
Advanced Additives
Commodity
DuPont
Hexcel
Albermarle
Ashland
Dow
Eastman
Celanese
Axiall
Chemours
Covestro
LYB
Westlake
HUN
88
HUNTSMAN
Financial Overview

Company specifically refers to Celanese, Dow, and Eastman as "Primary Comps"

The Company has historically made reference to Celanese, Dow, and Eastman as its main comparables.

Source: Public company filings and presentations.

Management Has Made Reference to the Primary Peers as Being Most Comparable to Huntsman on Multiple Occasions

Over the years, on multiple occasions, management has also referred to Celanese, Dow, and Eastman as the most comparable companies to Huntsman.

Examples of Management References to Celanese, Dow, Eastman as Huntsman's Main Comparables

"Well, listen, I think you're going to see our valuations and a rerating of our multiple move up without this volatility. I think actually, in a funny way, you're going to see rerating of multiples for TiO2. We're concentrating at 1 or 2 turns higher than Huntsman is. **And Huntsman pure play comps like Celanese, Eastman, Dow are 1.5 turns higher than we are. I think you're going to see multiple expansion on both sides.**"

Kimo Esplin, Former CFO
May 2017

"**We think we look at it and awful lot like a Dow and Eastman and the Celanese** and I'd encourage you to look at the quality of the business as you heard today relative to their portfolio."

Kimo Esplin, Former CFO
March 2016

"I think if anything, perhaps we've been looked at as a large TiO2 company with a bunch of other chemicals off to the side. **I think that when you look at the quality of our business, particularly in those non-TiO2, we believe that we deserve a multiple that would be akin to a Celanese, an Eastman, a Dow Chemical, some of our traditional peers.**"

Peter Huntsman, President & CEO
December 2013

Management has historically referred to Celanese, Dow, and Eastman as its primary peers.

Source: Public company filings and transcripts. Note: Quotes are underlined and bolded for emphasis.

Wall Street Analysts Have Also Made Reference to the Primary Peers as Being Most Comparable to Huntsman

Wall Street analysts have noted that Huntsman shares a highly comparable commodity-to-specialty business mix as Celanese and Eastman.

Examples of Wall Street Analyst References to Celanese and Eastman as Huntsman's Main Comparables

"**On valuation, despite an earnings profile (25% commodity / 75% specialty) in-line with differentiated peers Celanese (8.3x '22E EBITDA) and Eastman** (9.2x '22E EBITDA), Huntsman (6.1x '22E EBITDA) continues to trade more like a commodity chemical company (Lyondell: 5.4x '22E EBITDA)"

Deutsche Bank
February 2022

"**We view multiple expansion to more closely in line with diversified chemical peers Celanese (CE) and Eastman (EMN) as still more reflective of a blue sky scenario.** Although both of those companies have similar mix of commodity/specialty businesses, they trade at higher multiples (currently ~9x EV/EBITDA NTM) as a result of their higher margin structures (mid to low 20s EBITDA margins vs. Huntsman's mid-teens levels)."

Morgan Stanley
November 2021

"HUN's Nov. 9 investor day will be first deep-dive since May 2018. Since then HUN divested the bulk of its commodity chems (~8x EV/EBITDA) & consumer adhesives (~15x) exposure & acquired bolt-on specialty polyurethanes & epoxies (~8x post synergies)… **Specialties vs. basics mix is most often compared to EMN & CE (i.e. integrated acetyls v integrated MDI at HUN)**."

UBS
August 2021

Wall Street analysts have referred to Celanese and Eastman as having a comparable business mix to Huntsman.

Source: Wall Street research. Note: Quotes are underlined and bolded for emphasis.

Starboard Only References Three Peer Groups, All Based on the Company's Own Disclosures and Comments

As a result, when discussing TSR and financial performance, we also make reference to Celanese, Dow, and Eastman as "Primary Peers."

Overview of Peer Groups Referred to in This Presentation

Company	Market Capitalization ($bn)	Proxy Peers *(Benchmark Compensation)*	Performance Peers *(Benchmark TSR & Financial Performance)*	Primary Peers *(Benchmark TSR & Financial Performance)*
The Sherwin-Williams Company	$69.2	✓		
Air Products & Chemicals Inc.	53.3	✓		
Ecolab Inc.	51.7	✓		
Dow Inc.	43.9		✓	✓
PPG Industries	33.3	✓		
LyondellBasell Industries N.V.	32.1	✓		
Albemarle Corporation	22.5		✓	
The Mosaic Company	18.2	✓		
RPM International Inc.	18.2	✓		
Eastman Chemical Company	15.6	✓	✓	✓
Celanese Corporation	15.3	✓	✓	✓
Avery Dennison Corporation	14.9	✓		
Westlake Chemical Corporation	14.1	✓		
Covestro AG	10.5		✓	
Sealed Air Corporation	10.1	✓		
Olin Corporation	8.0	✓		
Clariant AG	5.8		✓	
Ashland Global Holdings	5.4		✓	
The Chemours Company	4.6	✓		
Lanxess AG	4.4		✓	
H.B. Fuller Company	3.7		✓	
Kraton Performance Polymers Inc.	1.5		✓	

Source: Public company filings, CapitalIQ. Note: Market data as of February 25, 2022.

In Contrast, Throughout Its Presentation, the Company Seems to Cherry-Pick Companies to Fit a Highly Misleading Narrative

In its latest shareholder presentation, we believe Huntsman is attempting to fool shareholders by cherry-picking "peers" to fit its narrative. There is no seeming consistency or logic to how peers are chosen.

An Overview of the Many Inconsistent Peer Sets Huntsman Uses to Benchmark Performance

			March 2022 Investor Presentation	
	Performance Peers (2021 Proxy)	Performance Peers (2022 Proxy)	Total Shareholder Return ("TSR")(1)	SG&A Expense Benchmarking(2)
Albemarle	✓	✗	✗	✗
Ashland	✓	✓	✗	✗
BASF	✗	✗	✗	✓
Carlisle	✗	✗	✗	✓
Celanese	✓	✓	✓	✓
Clariant	✓	✓	✗	✗
Covestro	✓	✓	✓	✓
Dow Inc	✓	✓	✗	✓
Eastman	✓	✓	✓	✓
Evonik	✗	✓	✗	✓
H.B. Fuller	✓	✓	✗	✓
Kraton	✓	✗	✗	✗
Lanxess	✓	✓	✓	✓
Trinseo	✗	✓	✗	✗

Huntsman seems to be cherry-picking its peers in an attempt to fool shareholders into believing its false narrative

We believe shareholders should be wary of Huntsman's highly misleading and arbitrary peer comparisons.

Source: Public company filings. (1) Referenced on page 23 of the Company's shareholder presentation dated March 2, 2022. (2) Referenced on page 12 of the Company's shareholder presentation dated March 2, 2022.